MANDALAY RESORT GROUP


03020460









2003 ANNUAL REPORT



TABLE OF CONTENTS

















HOUSE
BLUES




MANDALAY
PLACE










MANDALAY BAY
CONVENTION CENTER





LETTER TO SHAREHOLDERS

As the economy recovers, Mandalay should take its place within an elite corps of American companies. That is, we should become one of the few public companies able to grow its earnings at above-average rates without requiring any additional net capital to set that course. About 10% of American public corporations with market capitalizations over $1 billion generate better-than-10% earnings growth.

Last year was a comeback year from the effects of 9/11, but there's still a distance to go.

While Mandalay Bay itself achieved record results in fiscal 2003, our properties elsewhere along the Las Vegas Strip fell short of their performance prior to 9/11. And while MotorCity Casino in Detroit posted record numbers for the year, at Grand Victoria in Illinois a sharp hike in state taxes on casino revenues (to 50% from 35% on revenues above $200 million) decidedly cut into the casino's profitability. Yet the company managed to set a new high for earnings per share, because of fewer shares outstanding and lower depreciation expense. As we recover lost ground, notably at our properties like Luxor and Excalibur, and get back to the point where we stood a mere two years ago, our profitability will be reinforced all the more powerfully.

Mandalay is a premier presence on the Las Vegas Strip, where we will shortly operate more than a quarter of all hotel rooms and likely generate 70% of our profits. Historically (except in times of disruptions like war), room rates in Las Vegas have climbed approximately 5% per annum, even in years when new room supply has been dramatic. The good news for the next few years is that there will be a light supply of new rooms, while the affluent baby boomers – our core customers – should be traveling in bumper numbers, creating more demand.

Add in the drawing power of our recently introduced Convention Center at Mandalay Bay, and the company's two biggest profit-producers, Mandalay Bay and Luxor, should readily beat the average increase in room rates in Las Vegas. The Convention Center, in particular, will attract a midweek business and convention clientele that we formerly underserved, and will attract these new customers at distinctly strong midweek rates. The fact is, our Convention Center is the most sophisticated product in its field, from its technology platform to its food service to its ballroom, the largest clear-span ballroom in America. With all the other attractions of the Mandalay Mile tossed in, there isn't a better value or experience for the leisure consumer or business traveler.

In entertainment, the money goes to what's new and forward-thinking. Set to open in the fall is a new concourse of boutique shops that will serve as a bridge between Mandalay Bay and Luxor. The concourse will stand as yet another example of our chic design palette – something well different from what's found back home. At the same time, we will bring on more celebrity restaurants and happening night spots, a category that Mandalay Bay has helped to cultivate since the resort opened four years ago.

"Every company possesses an economic lever that best represents its ability to make money. As our room rates climb, it means better-spending customers are occupying our rooms, ratcheting up revenues throughout our resorts, not just in the casino."

By strategic intent, Mandalay has repositioned itself as a resort company, with multiple brands in destination entertainment. Foremost in our portfolio is Mandalay Bay, which has risen quickly as a preferred destination on the Las Vegas Strip. Synonymous with flair and a hip style, Mandalay Bay will become a symbol of the design vanguard when its new tower of full-suite rooms opens in November. These suites will exhibit a crisp, pared-back aesthetic that would compete at the top of any cosmopolitan market. We see the consumer of the future as more demanding and fashion-conscious than in days past in Las Vegas. A city of invention is on its way to becoming a city of design, and we will reflect this evolution in taste as we conceive the rest of the Mandalay Mile.

As our room rates trend upward on the Las Vegas Strip, so should our profit margins. We enjoy substantial profit leverage on each additional dollar of room revenue. Over a full year, every additional dollar that we average in room rates across our 20,000 rooms (by November) on the Las Vegas Strip translates into more than $.05 per share in our earnings. This is the lever (technically, REVPAR) to which our company's earnings and cash flow are most sensitive, and it's the reason why the Convention Center will act as such an earnings catalyst over time. Every company possesses a profound economic lever that best represents its ability to make money. As our room rates climb, it means that better-spending customers are occupying our rooms and ratcheting up revenues throughout our resorts, not just in the casino.

For 100 years, stock prices have distinctly responded to rates of return on capital and improving cash profitability. If the bruising Great Bear Market of the last three years is any indicator, these old-time statistics are the ones that investors should once again cherish, now that other fixations have proven vain. Given that our profits can grow without net capital investment over the coming few years, our rate of return on capital should prove to be on the upswing. With respect to cash profitability, we think free cash flow is the statistic to track. Free cash flow is the cash remaining after all expenses, including ordinary and maintenance reinvestment in the business. Once the economy revs up, Mandalay's free cash flow could grow at a double-digit rate for the ensuing few years. This is cash that can be distributed to shareholders (through share repurchase or dividends), used to pay down debt or invested in new projects for growth.

This belief in our future has inspired our financial policy of share repurchase. We think that returning cash to owners is one of the most positive behaviors that a company can adopt. Further, we think that as cash-flow investing comes back into deserved favor, Mandalay's shares should see a renaissance of investor interest, since in most years, as much as 40% of the company's total cash flow (EBITDA) is free. Over the past four years, our company has repurchased nearly 30 million shares at an average price around $22 each. Besides accentuating earnings-per-share growth, share repurchase has also enabled us to lower our blended cost of capital, since equity is more expensive than debt. This year Mandalay will compete with the lowest cost of capital in its history.

As for our new projects, we estimate that it will take us three years to reach our target utilization of the Convention Center's for-sale capacity. The first year should fit into this planned stride. Beyond this ramp-up period, we can envision another destination resort on the Mandalay Mile, whose cost we could fund from our free cash flow. Outside Las Vegas, we await the opportunity to press ahead with a permanent casino in Detroit, Michigan, which we will develop by expanding MotorCity Casino at the site where it already operates. The cost of that expansion will be borne primarily at the partnership level (we own 53.5% of MotorCity) and is expected to be funded by the property's free cash flow and a bank line of credit. The settlement of various lawsuits against the City of Detroit and the city's three casino operators is required for this project to proceed.

"Good news for the next few years is that there will be light supply of new rooms and strong demand as affluen baby-boomers should travel in record numbers."

The brightest plans can only be as effective as the people who carry them through. The essence of strategy always lies in the doing. Our employees, 34,000 strong, are the distinguishing factor responsible for bringing in millions of customers to our resorts every year. Their success in keeping trust with our customers is the key to our growth. Once again, we commend our people for their extraordinary results.



Glenn Schaeffer

President,
Chief Financial Officer
and Treasurer

Michael S. Ensign

Chairman of the Board,
Chief Executive Officer and
Chief Operating Officer

William A. Richardson

Vice Chairman of the Board



STYLE

RESTAURANTS POOLS THEATRES EXHIBIT HALLS GRAND BALLROOMS MEETING ROOMS

IS THE CONTENT





What's inside the box will increasingly become the differentiating factor in the consumer's experience, whereas in a prior era the visible box itself was the main point of difference on the competitive Strip.




MANDALAY BAY





The learning has only begun. Venturi argued in his Learning From Las Vegas (1972) that Vegas had something serious to teach to designers and architects. Las Vegas, in its color and excess, seemed a liberation from the black-and-white dictates of Modernism. Wh Las Vegas does best is defy blandness – now as then.










MANDALAY BAY

To be modern in entertainment is to envelop the consumer with sensation.




ROUND
3

One point of difference is Mandalay's foremost position as a site promoter of world-championship boxing.

OPPOSITE: *Regal style at Mandalay Bay extends throughout the new convention space.*

Now that the biggest entertainment buildings in the world have been constructed on the Las Vegas Strip, what's next? For nearly 20 years, the overscaled themed resort – labeled a "duck" by architect and critic Robert Venturi – has dominated this famed cityscape. (A "duck," by the way, is a building shaped like a sign or symbol, such as Circus Circus.) This pronouncedly public and pop architecture, meant to awe the visitor from the sidewalk, derived from other American successes over the preceding century – ranging from the White City of the 1893 Chicago Expo to Coney Island to the metropolitan Hollywood-style movie house of the 1920s to the suburban mall of the '70s and '80s. Every new wonder on the Las Vegas Strip in the 1990s was meant to outdo the last. By the turn of the 21st century, billion-dollar resorts in Las Vegas had emerged as the most inventive architecture in America, attracting traveling consumers of entertainment in record numbers – 35 million of them in 2002. In short order, Las Vegas surpassed Paris as the world's premier leisure destination, laying claim to the appellation of true City of Light, or to borrow from historian Hal Rothman, the Neon Metropolis. Most significantly, Las Vegas basically erased the boundaries between the real and the virtual in architecture.



Spires and pyramids are consummate thematic architecture.

"Mandalay is intent on connecting to consumers' emotional identities through our singular resort atmospheres."



Mandalay Bay's interiors convey a kind of mythology in monuments.

With the number of rooms doubling on the Las Vegas Strip in a mere decade (1989-2000), one won't see this boom done over. What's about to replace it is a culture of design, cool software as opposed to bold hardware. If grandiose and fanciful exteriors defined the Las Vegas building type of the '90s, an aesthetic of restraint and style could well characterize the next decade. So the measure won't be just how gargantuan or convincingly faux the building appears, but how expressive or emotive the interiors are. Subtlety and character, not just size.





OPPOSITE: *Mamma Mia! has packed Mandalay Bay's showroom since its debut.*

One can argue that design itself has become a prized consumer good; it drives desire in America's entertainment economy. Another way to consider design is that it should explore a crossing of the arts and disciplines – high and low, sophisticated and mass-market, unique and commodity. Historically, travel itself has been the search for what's not easily found or commonly represented in the everyday world. Travel beckons to the beyond, a tradition as old as Marco Polo's adventures. To live up to its broadened reputation as a destination for well-heeled consumers, Las Vegas must experiment with its architectural statements – perhaps aiming toward brevity, for how good a thing looks, more skeptical of ornament, more curious about the "sleeked down." If a "designer Vegas" seems ambitious, that's probably one more reason why this city of optimism will strive to conceive it. We overachieve.



Never underestimate the power of height and light in modernist design.

"Las Vegas has every reason to exemplify this country's coming city of design, as the most self-conscious place ever built in America."

Design-driven destinations are on the horizon. Already in America, New York, Miami and Los Angeles qualify as cities of resonant imagery, transmitted across the global culture through fashion and media. Las Vegas has every reason to become this country's coming city of design – we're certainly the most self-conscious place ever built in America, entirely made-up from a blank slate of desert. After all, what works in design is spontaneity, not to mention sheer incongruity – the very personality traits that inhere in new and daring things. Las Vegas will likely be a lab for instant, cool culture, an all-American trait to its bones, one that requires its innovators to be swift and conspicuous.

In the next decade, as in the past one, Mandalay will be a leading presenter of new product on the Las Vegas Strip, intent on connecting to consumers' emotional identities through the company's singular resort atmospheres. Style is "something in the air," when all is said and done. The purpose of design, for that matter, is to add fresh dimensions to the realm of useful products, such that customers believe that they're increasing their visual intelligence through buying them. That's the next Vegas: see it here first and buy it. If the richest vein of Modernism in art and architecture was to insist that less seem like more, gesturing toward the infinite, then the biggest thing is yet to arrive on the Las Vegas Strip – the nuance and metaphor of what's up inside.





Choice, choice and more choice are the three rules that account for innovation in destination resorts.









The most dream-evoking or creative landscapes include water as a core value, nowhere more compellingly than in this otherwise vast desert.





For 2,000 years the wine cellar, hidden from surface view, has connoted superior taste and refinement. Our wine tower at Auerole has suddenly made wine storage an actual monument.


NDALAY BAY




HOUSE
OF BLUES

MAKING IT

CONVENTION CENTER TONY AWARD WINNING MAMMA MIA! ALL-SUITES TOWER SHOPPING MALL

NEW





OPPOSITE: *Every suite in the new tower comes with a cool "living space" adjoining the bedroom.*

The Mandalay Mile is destined to become the largest interconnected complex of resort destinations in the world. This feat will make our franchise even more difficult to duplicate – no other company controls a contiguous mile of frontage on the Las Vegas Strip, which eventually could be populated with more than 15,000 hotel rooms, nearly half of them under the precious Mandalay Bay brand. (Across the company as a whole, Mandalay sold nearly 1% of the hotel room nights in America last year.) With the completion of the new all-suites tower, Mandalay will own the most new product of any of the major companies with multiple properties on the Las Vegas Strip, the leading market in the world for destination entertainment.



Mandalay will line up conventions new to the city for years to come.

"The Mandalay advantage consists of our presenting the most sophisticated hospitality products on the market at the most enticing prices."



The best digs for the dollar are the drawing card for business travelers.

This year we have introduced our Convention Center at Mandalay Bay, which will be served by our multi-tier array of hotel brands. No competitor in town or elsewhere offers a similar choice of resort experiences at such different price points. Nor do any of our competitors offer the latest and largest convention and meeting space under private ownership in the world, covering close to 20 acres and directly attaching to the freeway exit most proximate to an international airport. Our Convention Center, moreover, shows off the appointments and finishes of a luxury hotel, which entirely differentiate it from the industrial boxes under municipal management in competitor cities. The fact that we are our industry's low-cost producer of imaginative new resorts in Las Vegas (we operate as our own general contractor) makes it doubly hard for any public entity to keep pace with us.

Certainly, in an era when business travelers are getting pickier about the conventions and meetings that they'll travel to attend, Las Vegas stands out as the best deal going. The customer receives more for the dollar – a better-than-ever experience (whether in the meeting spaces, hotel rooms, marquee restaurants, or entertainment venues) and, at generally lower prices than are prevalent in other cities.



Water is a natural design element of the Mandalay experience.

"The Mandalay Mile is destined to become the largest interconnected complex of resort destinations in the world."


SMART
BRUMARK
northA

Convention and meeting customers will represent a vigorous growth segment in Las Vegas.

The Mandalay advantage only sharpens this distinction, since we offer among the newest, most sophisticated hospitality products on the market, again at the most enticing prices. While business travel will be stagnant or worse as a category of commerce in America over the next couple of years, Las Vegas – and Mandalay – should profit from vigorous market-share growth. As meeting planners, show sponsors and business travelers switch their preferences and allegiances to Las Vegas, Mandalay expects to grab a large portion of that growth.

OPPOSITE: *Conventions of every size fit inside the new box at Mandalay Bay.*


Völkl®
Stardust


MANDALAY BAY
MANDALAY BAY
LUXOR

"OUR MANDALAY MILE IS ESPECIALLY DIFFICULT TO DUPLICATE — THE LARGEST INTERCONNECTED COMPLEX OF RESORT DESTINATIONS IN THE WORLD."



FINANCIAL SUMMARY

(dollars in thousands, except per share data)	For the year ended January 31,				
	2003	2002	2001	2000	1999
INCOME STATEMENT DATA					
Revenues	$2,354,118	$2,348,512	$2,381,139	$1,926,278	$1,370,498
Income from operations	$ 452,306	$ 351,060	$ 431,534	$ 273,736	$ 242,779
Pretax income	$ 195,334	$ 93,006	$ 194,392	$ 103,116	$ 140,815
Net income	$ 115,603	$ 53,044	$ 119,700	$ 42,163	$ 85,198
Earnings per share (diluted)	$ 1.65	$ .71	$ 1.50	$ .46	$ .90
BALANCE SHEET DATA					
Total assets	$4,354,664	$4,032,478	$4,235,406	$4,312,278	$3,869,402
Long-term debt	$2,763,593	$2,482,087	$2,623,597	$2,691,292	$2,259,149
Stockholders' equity	$ 882,929	$ 940,609	$1,068,940	$1,187,780	$1,157,628
Shares outstanding at year end	62,572,166	70,793,965	76,276,236	89,869,797	90,663,083
OTHER DATA					
Net cash provided by operating activities	$ 349,923	$ 358,248	$ 435,566	$ 225,000	$ 237,583
EBITDA(1)	$ 597,301	$ 567,061	$ 649,518	$ 452,037	$ 384,920
Capital expenditures	$ 300,532	$ 156,742	$ 110,220	$ 352,133	$ 671,547
Rooms(2)	27,142	27,142	27,118	27,118	27,118
Casino space (sq. ft.)(2)	1,086,700	1,086,700	1,086,700	1,086,700	1,030,700
Employees(2)	33,569	33,267	35,455	35,815	33,966

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is included because, as in other entertainment industries, many investors consider it a key benchmark, since it factors out the impact of depreciation and amortization, the principal noncash expenses affecting income from operations. EBITDA is not an accepted measure of performance under GAAP and should not be considered an alternative to GAAP measures of performance.

(2) Includes 100% of joint venture properties.

MANAGEMENT'S DISCUSSION *and* ANALYSIS OF FINANCIAL CONDITION *and* RESULTS OF OPERATIONS

OVERVIEW

We are one of the largest hotel/casino operators in the United States. Our operations consist of wholly owned resorts in Nevada and Mississippi, as well as jointly owned resorts in Nevada, Illinois and Michigan. Our resorts cater to a wide variety of customers, and we strive to provide the best value in each of the markets where we compete. We generate half of our net revenues from gaming activities, and nearly one-quarter from room sales.

Our core market is Las Vegas, where our properties generate approximately two-thirds of our operating income. Mandalay Bay has become the best performer among our properties in this market. As our flagship operation, Mandalay Bay possesses amenities that appeal to higher-income customers. Strong demand from this segment of our customer base has permitted us greater pricing leverage, which has helped to drive results at this property. With the addition of the convention center, all-suites hotel tower and retail center (each discussed more fully under "Financial Position and Capital Resources – New Projects" below), Mandalay Bay should continue to be the leading driver of future growth for our company.

Our operating results are highly dependent on the volume of customers visiting and staying at our resorts. This is particularly evident in our two principal revenue centers – the casino and the hotel. The volume of casino activity is measured by "drop," which refers to amounts wagered by our customers. The amount of drop which we keep and which is recognized as casino revenue is referred to as our "win" or "hold." In our hotel business, a key metric is revenue per available room, or "REVPAR." REVPAR reflects both occupancy levels and room rates, each of which is impacted by customer demand, among other factors.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements included in this report were prepared in conformity with accounting principles genrally accepted in the United States. Certain accounting policies require us to apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from these estimates. The following is a summary of our critical accounting policies. See also the summary of significant accounting policies included in Note 1 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended January 31, 2003.

PROPERTY AND EQUIPMENT

We have significant capital invested in our property and equipment, which represents almost 75% of our total assets. We utilize our judgment in various ways including (i) determining whether an expenditure is considered a maintenance expense or a capital asset; (ii) determining the estimated useful lives of assets; (iii) determining the salvage values to be assigned to assets; and (iv) determining if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in our income statement, whether we have a gain or loss on the disposal of an asset and whether or not we record an impairment loss related to an asset.

We review the carrying value of our property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors we consider in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the operating unit level, which for most of our assets is the individual casino. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. The ability to accurately predict future cash flows may impact the determination of fair value, and hence, the amount of the impairment loss. Our assessment of cash flows represents our best estimate as of the time of the impairment review and is consistent with our internal planning. Based upon our most recent review of the carrying values of our property and equipment, we do not believe that there are additional impairments that have occurred or are likely to occur in the near term.

GOODWILL AND OTHER INTANGIBLE ASSETS

We have $38.3 million in goodwill and $93.4 million in intangible development costs on our consolidated balance sheet at January 31, 2003. Effective February 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires an annual review of goodwill and other indefinite-life intangible assets for impairment. We completed our initial assessment of these assets, pursuant to which we recorded an impairment charge of $1.9 million (reflected as a cumulative effect of a change in accounting principle) in the first quarter of fiscal 2003. We also completed our annual assessment for impairment in the fourth quarter of fiscal 2003, pursuant to which we recorded an additional impairment charge of $5.4 million.

The annual evaluation of goodwill and other indefinite-life intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Once an impairment of goodwill or another intangible asset has been recorded, it cannot be reversed. Based upon our most recent review of goodwill and other intangible assets, we do not believe that there are additional impairments that have occurred or are likely to occur in the near term. The remaining goodwill relates entirely to our acquisition of Slots-A-Fun and our investment in MotorCity Casino in Detroit. The carrying value of goodwill related to these investments, relative to the market value of the other assets, is small and furthermore, operating results at these properties have historically been strong and stable. Consequently, in our opinion, it is unlikely that there will be additional goodwill impairment in the near term.

PLAYERS' CLUB PROGRAM

Our players' club program offers incentives to customers who gamble at our casinos. Customers earn points, redeemable for cash and complimentaries, based upon their level of gambling. These points accumulate until such time as the customer elects to redeem them, up to a maximum of 18 months at which time the points expire. We accrue expense related to this program as the points are earned based upon historical redemption percentages and, in the case of complimentaries, the estimated cost of the complimentaries to be provided. The actual amount of expense can differ from this estimate to the extent that actual redemptions differ from historical patterns. For example, to the extent players increase their redemption activity above historical levels, the actual expense we incur related to our players' club could be significantly higher.

BAD DEBT RESERVES

We reserve an estimated amount for receivables that may not be collected. These bad debt reserves are estimated using a combination of specific reserves and various percentages applied to aged receivables based upon our judgment. We consider historical collection rates along with customer relationships in determining specific reserves. At January 31, 2003, we had $27.3 million in our bad debt reserve, representing approximately 33% of the related receivables. To the extent world events such as economic downturns, war or further terrorist attacks impact the ability of our customers to pay us, our reserves could be inadequate. However, the majority of our casino receivables relate to domestic play. Consequently, we believe our casino receivables are less exposed to the impact of some of these events. Notwithstanding, we believe our current reserve is appropriate and reasonable based upon our experience.

SELF-INSURANCE ACCRUALS

We are self-insured, up to certain limits, for costs associated with workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. At January 31, 2003, we had total self-insurance accruals reflected on our balance sheet of $8.0 million. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities.

INCOME TAXES

We are subject to income taxes in the United States and in several states in which we operate. We account for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At January 31, 2003, we had $37.7 million of deferred tax assets and $248.8 million of deferred tax liabilities. We believe that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

Our income tax returns are subject to examination by the Internal Revenue Service and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issues is highly judgmental. We believe we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters.

When actual results of tax examinations differ from our estimates, we adjust the income tax provision in the period in which the examination issues are settled. In August 2002, we settled the IRS audits of our fiscal 1992 through fiscal 1995 tax returns, which did not result in a material impact on our results of operations or financial position. The tax returns for years after fiscal 1995 are still under examination or are subject to possible future examination.

CONTINGENCIES

We are involved in various legal proceedings, as more fully discussed in Note 17 of the Notes to Consolidated Financial Statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental intervention. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. We believe that any liability to the company that may arise as a result of currently pending legal proceedings will not have a material adverse effect on our financial condition, taken as a whole.

FISCAL 2003 COMPARED WITH FISCAL 2002

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS IN FISCAL 2003

SEPTEMBER 11, 2001

We believe that the terrorist attacks of September 11, 2001 continued to affect our operating results in fiscal 2003. Our Las Vegas properties are particularly dependent on air travel for a substantial portion of their customers. While passenger counts in fiscal 2003 at McCarran International Airport, as well as overall Las Vegas visitor volume, rebounded from the depressed levels immediately following September 11, 2001, they remained below the counts recorded for fiscal 2001 (the last fiscal year unaffected by the attacks). As a result, fewer customers visited or stayed at our Las Vegas properties, and this led to a drop in revenues at most of those properties in fiscal 2003.

Our properties in our other markets were not as vulnerable to the aftermath of September 11, 2001, and, consequently, their operations do not appear to have been significantly impacted. We cannot predict the extent to which the events of September 11, 2001 will continue to directly or indirectly impact our operating results, nor can we predict the extent to which the war with Iraq, future security alerts or additional terrorist attacks may interfere with our operations.

ECONOMIC RECESSION

Historically, there has not been a high correlation between economic conditions and our operating results. This has been true with respect to the overall U.S. economy and also the regional economies from which we derive a sizeable portion of our customers (e.g., California). However, we believe the broad economic recession in the country last year did have a significant effect on our results for fiscal 2003.

EXPANSION OF NATIVE AMERICAN GAMING

On March 7, 2000, California voters approved Proposition 1A, which amended the California constitution and legalized "Nevada-style" gaming on Native American reservations. Since then, a significant expansion of Native American gaming operations has occurred in California and is continuing. This trend has caused generally lower operating results at our properties in the secondary markets of Reno, Laughlin and Jean, Nevada. While most existing Native American gaming facilities in California are modest compared to our Nevada casinos, numerous Native American tribes have announced they are developing, or are considering establishing, large-scale hotel and gaming facilities in California. Numerous other tribes are at various stages of planning new or expanded facilities. The continued growth of Native American gaming establishments in California (as well as elsewhere in the country) could have a material adverse effect on our operations.

RESULTS OF OPERATIONS

EARNINGS PER SHARE

For the year ended January 31, 2003, we reported net income of $115.6 million, or $1.65 per diluted share, versus $53.0 million, or $.71 per diluted share, for the year ended January 31, 2002.

The increase in earnings for fiscal 2003 was due primarily to a $71.0 million decrease in depreciation and amortization expense, which was partially offset by a related $16.9 million increase in operating lease rent (see "Depreciation and Amortization" below). Earnings in fiscal 2003 also benefitted from a $14.2 million decrease in interest expense; an overall reduction in write-offs related to asset impairment, goodwill impairment and intangible assets; and a decrease in the average number of diluted shares outstanding.

Earnings for fiscal 2003 reflected strong results at Mandalay Bay and MotorCity Casino. At Mandalay Bay, operating income surged 92%, on the strength of cost-cutting measures implemented after September 11, 2001, lower depreciation and amortization expense and a decline in entertainment expense due to the July 2002 closing of the "Storm" production in the Mandalay showroom. Mandalay Bay also benefitted from the January 3, 2003 opening of the new convention center.

At MotorCity Casino, operating income rose 27% (despite the intangible write-off discussed below), reflecting higher slot machine revenues at that property.

Other factors affecting our fiscal 2003 and 2002 results included the following:

Preopening expenses. We recorded preopening expenses of $4.6 million for fiscal 2003 and $2.2 million for fiscal 2002. In both years, these expenses related primarily to the new convention center at Mandalay Bay that opened in January 2003.

Adjustments to carrying values. At the end of each quarterly reporting period, we adjust the carrying value of investments associated with our Supplemental Executive Retirement Plan ("SERP"), a defined benefit plan for senior executives, to reflect their market value. These noncash adjustments (reflected in the "Interest, dividends and other income" caption) amounted to losses of $2.9 million and $2.1 million for fiscal 2003 and 2002, respectively.

Write-off of intangibles. Results for fiscal 2003 reflect the write-off of $13.0 million of intangible costs associated with MotorCity Casino in Detroit. These intangible costs represent amounts paid by Mandalay to its partner, Atwater Casino Group, in exchange for a so-called preference (applicable to predecessors of Atwater Casino Group) to develop a casino in Detroit. In early 2002, preferences of this nature were declared unconstitutional by a federal appeals court. On August 2, 2002, MotorCity signed a Revised Development Agreement with the City of Detroit which provided for the development of an expanded permanent casino on the site of the current facility. As a result of these events, it was determined that the intangible preference had no value and should be written off.

Goodwill impairment. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), became effective for Mandalay on February 1, 2002. Under SFAS 142, goodwill is no longer amortized, but must be reviewed at least annually for impairment. In connection with our implementation of SFAS 142, we completed an analysis of the goodwill arising from our prior acquisitions and recorded a write-off of $1.9 million, representing the unamortized goodwill associated with the June 1, 1995 acquisition of the Railroad Pass Hotel and Casino in Henderson, Nevada. This write-off was reflected as a cumulative effect of a change in accounting principle in the quarter ended April 30, 2002. Pursuant to our subsequent annual review for goodwill impairment, we recorded a write-off of $5.4 million that was reflected as an impairment loss in the fourth quarter of fiscal 2003. This write-off represented the unamortized goodwill associated with the February 1, 1983 acquisition of the Edgewater Hotel and Casino in Laughlin, Nevada. It was necessitated by a decline in income from operations at that property, as well as lower future expectations attributable to the impact on the Laughlin market of increased competition from Native American casinos. The effects of the above write-offs were offset by the elimination of goodwill amortization in fiscal 2003. Goodwill amortization in fiscal 2002 amounted to $11.8 million.

Other impairment. In fiscal 2002, we recorded an impairment loss of $52.0 million related to the write-down of the carrying value of our two Jean properties, Gold Strike and Nevada Landing. This write-down reflected the downturn in these properties' operating results due to the continued expansion of Native American casinos in California. The write-down was made in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Of the $52.0 million write-down, $17.9 million represented goodwill.

REVENUES

Revenues increased $5.6 million, or less than 1%, for the year ended January 31, 2003. The increase was due to a $35.9 million, or 10%, increase in revenues at MotorCity Casino in Detroit, Michigan. This increase was partially offset by lower revenues at our Las Vegas strip properties stemming from the continued effect of September 11, 2001 and the recession. Revenues at these properties were down $13.8 million, or 1%. Revenues also declined at our other Nevada properties, mainly because of expanded Native American gaming in California. In Reno, revenues decreased $9.2 million, or 8%; in Laughlin they were down $4.1 million, or 3%; and in Jean they were down $4.4 million, or 5%.

CASINO REVENUES

Casino revenues rose $3.5 million, or less than 1%, in fiscal 2003. Casino revenues declined at most of our major wholly owned properties due to the impact of the significant factors discussed previously (the exceptions were Luxor in Las Vegas and Gold Strike in Tunica County, Mississippi, which recorded slight increases). These declines were offset by a $35.9 million, or 10%, increase in casino revenues at MotorCity Casino.

ROOM REVENUES

Room revenues fell $11.3 million, or 2%, in fiscal 2003. Despite improving steadily throughout fiscal 2003, REVPAR at our Las Vegas properties decreased 2% from fiscal 2002 due mainly to the lingering effects of the September 11, 2001 attacks and the recession. The following table compares average room rates, occupancy and REVPAR at our major wholly owned properties:

	FYE 1/31/2003			FYE 1/31/2002		
	Rate	Occ.%	REVPAR	Rate	Occ.%	REVPAR
Mandalay Bay	$173	80%	$139	$167	80%	$134
Luxor	$ 95	84%	$ 79	$ 98	83%	$ 81
Excalibur	$ 69	90%	$ 62	$ 70	92%	$ 64
Circus Circus-Las Vegas	$ 53	89%	$ 47	$ 55	89%	$ 49
Circus Circus-Reno	$ 53	78%	$ 41	$ 54	81%	$ 44
Colorado Belle	$ 34	73%	$ 25	$ 31	80%	$ 25
Edgewater	$ 32	73%	$ 23	$ 30	78%	$ 23
Gold Strike-Tunica	$ 53	73%	$ 39	$ 62	78%	$ 48
Weighted average – all wholly owned properties	$ 80	82%	$ 65	$ 81	83%	$ 67
Weighted average – wholly owned Las Vegas Strip properties	$ 94	86%	$ 80	$ 95	86%	$ 82

FOOD AND BEVERAGE REVENUES

Food and beverage revenues increased $3.8 million, or 1%, in fiscal 2003. The increase was mainly due to the expansion of Mandalay Bay's convention business following the opening of the new convention center on January 3, 2003.

OTHER REVENUES

Other revenues come principally from entertainment, amusements and retail stores. Other revenues rose $1.7 million, or 1%, in fiscal 2003. The continued success of Blue Man Group at Luxor largely offset the impact from the closing of "Storm" at Mandalay Bay.

INCOME FROM OPERATIONS

For the year ended January 31, 2003, income from operations rose $101.2 million, or 29%, from the previous year. The composite operating margin in fiscal 2003 was 19.2% versus 14.9% in fiscal 2002. Income from operations for fiscal 2003 benefitted from the reduction of depreciation and amortization expense and from cost-cutting measures undertaken at all of our properties following September 11, 2001. These benefits were partially offset by the $13.0 million write-off of intangible assets at MotorCity Casino and the $5.4 million goodwill write-off at Edgewater discussed earlier. Meanwhile, income from operations in fiscal 2002 was negatively affected by the previously discussed impairment loss of $52.0 million related to our Jean, Nevada properties. The table below summarizes our operating results by property and is followed by a discussion of operating results by market.

	FYE 1/31/2003			FYE 1/31/2002		
(in millions)	Income from Operations	Depreciation and Amortization	EBITDA[1]	Income from Operations	Depreciation and Amortization	EBITDA[1]
Mandalay Bay	$ 79.8	$ 35.0	$114.8	$ 41.6	$ 43.4	$ 85.0
Luxor	79.6	18.1	97.7	74.9	33.8	108.7
Excalibur	64.9	11.4	76.3	67.6	17.9	85.5
Circus Circus-Las Vegas[2]	39.5	17.4	56.9	39.8	23.0	62.8
Gold Strike-Tunica	14.0	12.2	26.2	11.0	12.8	23.8
Colorado Belle/Edgewater	5.3	10.3	15.6	10.5	11.5	22.0
Circus Circus-Reno	12.9	7.0	19.9	14.4	9.2	23.6
Gold Strike properties[3]	3.5	4.0	7.5	(55.6)	10.2	(45.4)
MotorCity Casino[4]	91.8	24.9	116.7	72.2	39.1	111.3
Unconsolidated joint ventures[5]	98.0	0.3	98.3	107.1	6.5	113.6
Other	(5.7)	0.5	(5.2)	(3.7)	0.9	(2.8)
Subtotal	483.6	141.1	624.7	379.8	208.3	588.1
Corporate expense	(31.3)	3.9	(27.4)	(28.7)	7.7	(21.0)
Total	$452.3	$145.0	$597.3	$351.1	$216.0	$567.1

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is included because, as in other entertainment industries, many investors consider it an important measure of property performance, since it factors out the impact of depreciation and amortization, the principal noncash expenses affecting income from operations. EBITDA is not an accepted measure of performance under GAAP *and should not be considered an alternative to* GAAP *measures of performance.*

(2) Includes Circus Circus-Las Vegas and Slots-A-Fun.

(3) Includes Gold Strike, Nevada Landing and Railroad Pass.

(4) MotorCity Casino is 53.5%-owned and its operations are consolidated for financial reporting purposes.

(5) Includes Monte Carlo, Grand Victoria and Silver Legacy, each of which is 50%-owned.

LAS VEGAS

Our Las Vegas properties (including our 50% share of Monte Carlo) posted an overall increase in income from operations of $42.4 million, or 17%, for fiscal 2003. At Mandalay Bay, income from operations rose $38.2 million, or 92%, despite flat revenues. The main contributors to the increase at Mandalay Bay were the cost-cutting measures implemented after September 11, 2001, a combined $10.1 million reduction in depreciation expense and operating lease rent (see the discussions under "Depreciation and Amortization" and "Operating Lease Rent") and a decrease in entertainment expense stemming from the July 2002 closing of the "Storm" production in the Mandalay showroom. The production costs associated with this show were fully expensed in fiscal 2002 in anticipation of the closing. "Storm" was replaced by the Broadway hit "Mamma Mia!", which opened February 3, 2003.

While cost-cutting measures also benefitted our other Las Vegas properties, results were mixed. Income from operations at Luxor in fiscal 2003 was up $4.7 million, or 6%, while the contribution from Monte Carlo increased by $2.4 million, or 8%, for the year. However, at Excalibur, income from operations was down $2.7 million, or 4%, and at Circus Circus it declined $0.3 million, or 1%. These latter two properties cater primarily to the middle-income market segment, which appears to have been more impacted by the significant factors discussed previously.

RENO

Income from operations at our Reno properties (including our 50% share of Silver Legacy) was down $3.3 million, or 11%, in fiscal 2003. Expanded Native American gaming in California and the northwestern U.S. contributed to the decline, as did the economic recession. The absence from Reno of the American Bowling Congress National Championship, which was held there in fiscal 2002, also affected our results. However, in fiscal 2004, the women's national bowling tournament will be held in Reno, which is scheduled to host the men's or women's national bowling tournament in two out of every three years through fiscal 2010.

LAUGHLIN

Our two Laughlin properties, Colorado Belle and Edgewater, posted a combined decrease in income from operations of $5.2 million, or 50%, for fiscal 2003. The decline was due to the write-off of $5.4 million of goodwill associated with Edgewater, as discussed previously. Furthermore, like the Reno market, Laughlin is facing increased competition from Native American casinos in its primary feeder markets in Arizona and southern California.

OTHER MARKETS

In Detroit, Michigan, MotorCity Casino generated an increase in income from operations of $19.6 million, or 27%, despite the $13.0 million write-off of an intangible asset discussed previously. Lower depreciation expense (down $14.2 million) was the principal factor in this increase (see discussion under "Depreciation and Amortization"), though a 15% increase in slot revenues was also a contributing factor. See "Financial Position and Capital Resources – New Projects" for additional details regarding our Detroit operation.

In Tunica County, Mississippi, income from operations at Gold Strike increased $3.0 million, or 27%, during fiscal 2003. A 2% rise in casino revenue, stemming from expanded marketing efforts, was largely responsible for the increase, along with cost-cutting measures.

The contribution to income from operations made by Grand Victoria (our 50%-owned riverboat casino in Elgin, Illinois) decreased $9.7 million, or 17%, in fiscal 2003. The decrease was due primarily to a tax increase on casinos that took effect July 1, 2002 and included a top-end rate of 50% on gaming revenues exceeding $200 million. This tax increase reduced the contribution from Grand Victoria by $16.7 million for the year. Had the new legislation been in effect for all of fiscal 2003, the contribution from Grand Victoria would have been lower by $20.3 million.

DEPRECIATION AND AMORTIZATION

For fiscal 2003, depreciation and amortization expense was $145.0 million versus $216.0 million in fiscal 2002. The $71.0 million decrease was due to several factors, including new operating leases entered into in December 2001. Under these new leases, we sold and leased back $130.5 million of equipment, thus replacing depreciation expense and interest expense with operating lease rent. See the discussion under "Financial Position and Capital Resources – Off Balance Sheet Arrangements" for more details regarding these leases.

Depreciation and amortization was also lower due to a reduction of depreciation at MotorCity Casino. Based upon a Revised Development Agreement entered into with the City of Detroit on August 2, 2002 (discussed more fully under "Financial Position and Capital Resources – New Projects"), depreciation expense related to the MotorCity Casino facility was reduced prospectively. Previously, the cost of the temporary facility was being depreciated over its contractual operating term of four years, with the annual depreciation expense approximating $40 million. Under the Revised Development Agreement, the temporary facility ceases to be temporary and will be expanded as a permanent resort (as opposed to the permanent resort being developed on a separate site, as was the requirement under the original development agreement). Consequently, the remaining book value of the temporary facility is being depreciated over its remaining expected life. This will result in estimated depreciation expense of $8-$10 million in fiscal 2004.

Finally, depreciation and amortization expense also declined due to the previously discussed elimination of goodwill amortization pursuant to SFAS 142.

OPERATING LEASE RENT

Operating lease rent for fiscal 2003 increased to $49.1 million from $32.2 million in fiscal 2002. The increase was due to the new operating leases we signed in December 2001. The higher rent expense we incurred as a result of those leases, however, was partially offset by a reduction in rent expense related to the June 2002 renewal of the previously existing $200 million lease facility. See the discussion under "Financial Position and Capital Resources – Off Balance Sheet Arrangements" for additional details regarding our operating lease agreements.

INTEREST EXPENSE

In fiscal 2003, interest expense (excluding interest expense of unconsolidated joint ventures and without reduction for capitalized interest) decreased $2.1 million. The decrease was primarily due to a combination of lower interest rates on short-term borrowings, new fixed to floating interest rate swap agreements entered into in June and August 2002 and lower average borrowings. See "Financial Position and Capital Resources – Financing Activities" for a discussion of the new swaps. This reduction of interest expense was partially offset by the issuance of $300 million principal amount of 9 3/8% Senior Subordinated Notes in December 2001. The net proceeds from this issuance were used to pay down lower-cost borrowings outstanding under our bank facility.

On March 5, 2002, Silver Legacy issued $160 million of 10 1/8% Mortgage Notes due 2012. At the same time, Silver Legacy entered into a new senior secured credit facility, comprised of a $20 million revolving credit facility and a $20 million amortizing term loan. The net proceeds of the notes, combined with draws under the new credit facility, were used to repay the prior credit facility ($152.3 million) and to fund a $30 million distribution to the Silver Legacy partners ($20 million of which was distributed to Mandalay).

At January 31, 2003, long-term debt (including current portion) stood at $2.78 billion compared to $2.52 billion at January 31, 2002. The fiscal 2003 total includes $20.0 million of debt related to MotorCity Casino, while the fiscal 2002 total includes $64.0 million of debt related to MotorCity. Capitalized interest was $13.2 million in fiscal 2003 compared to $1.0 million in the previous year. Capitalized interest in both years related primarily to the new convention center at Mandalay Bay.

INCOME TAXES

The effective tax rates for fiscal 2003 and fiscal 2002 were 40.2% and 43.0%. These rates reflect the corporate statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization and write-off of goodwill. The higher rate in fiscal 2002 was due to the impairment loss of $52.0 million, $17.9 million of which represented the write-off of goodwill, which is not deductible for tax purposes. For fiscal 2004, we estimate our effective tax rate will be 36%-37%.

FISCAL 2002 COMPARED WITH FISCAL 2001

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS IN FISCAL 2002

SEPTEMBER 11, 2001

The terrorist attacks of September 11, 2001 had a pronounced effect on our operating results for the year ended January 31, 2002. This effect was felt primarily at our Las Vegas properties, which generate approximately two-thirds of our operating income. Our Las Vegas properties, with almost 19,000 hotel rooms, are dependent on air travel for a significant portion of their customers. This is particularly true at our more upscale resorts, Mandalay Bay and Luxor, where over 50% of the hotel customers arrive via plane. As a result of the terrorist attacks, air travel plummeted nationally. Passenger counts at McCarran International Airport in Las Vegas fell almost 20% over the last four months of 2001, leading to an overall 4.5% decline for the year. The number of visitors to Las Vegas declined 2.3% in 2001, despite being up 1.0% for the year-to-date period prior to September 11. The decreases in air traffic and visitor volume caused declines in the number of customers staying at and visiting our Las Vegas properties. This situation was particularly acute immediately following the attacks, when occupancy levels at our Las Vegas properties fell to the mid-60% range, compared to a normal occupancy above 90%. These factors led to declines in revenues and operating income at our Las Vegas properties during the fiscal year.

Our operations in Reno, Laughlin and Jean, Nevada, were not as vulnerable to the aftermath of September 11. These markets are essentially drive-in markets. While air traffic fell sharply following the attacks, automobile traffic to Laughlin and Jean actually rose, while traffic to Reno showed a modest drop.

Our joint venture properties in Elgin, Illinois, and Detroit, Michigan, did not reflect any adverse impact from the terrorist attacks, as their revenues and operating income after September 11 were higher than they had been in the previous year. These properties serve essentially local markets (a majority of our customers live within a relatively short distance of the properties) and so were minimally affected by travel concerns in the aftermath of the attacks. Detroit also benefitted from the temporary closure of the U.S./Canadian border immediately following the terrorist attacks (and from subsequently increased security), which impeded access from the U.S. to a competing property in Windsor, Ontario.

In response to the terrorist attacks, we took several steps to minimize their effect on our operations and our financial position. We temporarily (until February 2002) suspended construction of our new convention center at Mandalay Bay and we delayed or suspended all other discretionary capital spending. Additionally, at the beginning of October 2001, we laid off approximately 4,500 employees out of a total workforce of over 30,000 employees (including those at our joint ventures). Most of the layoffs were at our Las Vegas properties. We also froze wage levels for nonunion personnel and reduced compensation for many management-level employees. Finally, we made several financing decisions designed to enhance our liquidity, such as amending our credit facilities to ease financial covenants, issuing additional senior subordinated notes and entering into additional operating lease arrangements.

ECONOMIC RECESSION

Historically, there has not been a high correlation between economic conditions and our operating results. This has been true with respect to the overall U.S. economy and also the regional economies from which we derive a substantial portion of our customers (e.g., California). However, we believe the broad economic recession that affected the country throughout most of 2001 and into 2002, and that was exacerbated by the terrorist attacks on September 11, contributed to the downturn in our results for fiscal 2002.

EXPANSION OF NATIVE AMERICAN GAMING

On March 7, 2000, California voters approved Proposition 1A, which amended the California constitution and legalized "Nevada-style" gaming on Native American reservations. The passage of this amendment allowed a significant expansion of Native American gaming operations to occur in the latter part of fiscal 2001 and the early part of fiscal 2002. The result was a decline in operating results at our properties in the secondary markets of Reno, Laughlin and Jean, Nevada. The impact of expanded Native American gaming was particularly significant at Gold Strike and Nevada Landing in Jean, and was the principal factor behind the impairment loss that was recognized at those properties in fiscal 2002 (see discussion under "Results of Operations").

RESULTS OF OPERATIONS

EARNINGS PER SHARE

For the year ended January 31, 2002, we reported net income of $53.0 million, or $.71 per diluted share, versus $119.7 million, or $1.50 per diluted share, for the year ended January 31, 2001.

The decrease in earnings per share was attributable primarily to an impairment loss of $52.0 million in fiscal 2002 related to the write-down of the carrying value of our two Jean properties, Gold Strike and Nevada Landing. This write-down reflected the downturn in operating results at these properties over the previous few years due to the continued expansion of Native American casinos in California. The write-down was made in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). Of the $52.0 million write-down, $17.9 million represented goodwill. Results for fiscal 2002 also included preopening expenses of $2.2 million related to the construction of a new convention center at Mandalay Bay.

Fiscal 2002 earnings were affected as well by the September 11 attacks, the recession and higher utility costs. Utility costs rose $12.7 million, or 28%, at our wholly owned properties, with most of the increase attributable to our Las Vegas Strip properties. Utility costs were higher due to the spillover effect from the California energy crisis.

The negative effect of all of the above factors on our earnings per share was partially offset by a lower number of average diluted shares outstanding (74.5 million in fiscal 2002 versus 79.7 million in fiscal 2001). The lower number was due to our purchase of shares.

Results for fiscal 2001 included preopening expenses of $1.8 million related to the Shark Reef at Mandalay Bay, which opened June 20, 2000. Results also included $3.6 million in income related to reducing a liability assumed when the Mandalay Bay site was acquired in 1995.

REVENUES

Revenues decreased $32.6 million, or 1%, for the year ended January 31, 2002. The decrease was due primarily to the effect of September 11 on our Las Vegas Strip properties, whose revenues were down $28.3 million, or 2%. Revenues also declined at our other Nevada properties, mainly because of expanded Native American gaming in California. In Reno, revenues decreased $5.2 million, or 4%; in Laughlin they were down $11.5 million, or 7%; and in Jean they were down $14.4 million, or 17%. These declines were partially offset by a $33.5 million, or 10%, increase in revenues at MotorCity Casino in Detroit, Michigan.

CASINO REVENUES

Casino revenues declined $19.9 million, or 2%, in fiscal 2002. Casino revenues declined at all of our major wholly owned properties due to the impact of the significant factors discussed previously. These declines were partially offset by a $35.4 million, or 11%, increase in casino revenues at MotorCity Casino.

ROOM REVENUES

Room revenues fell $29.8 million, or 5%, in fiscal 2002. Our Las Vegas properties experienced strong growth in revenue per available room ("REVPAR") through the first part of the year, mainly as a result of increases in room rates. However, following September 11, occupancy rates declined dramatically and room rates were discounted in order to stimulate demand. As a result, REVPAR fell noticeably in the last quarter of the year. The following table compares average room rates, occupancy and REVPAR at our major wholly owned properties:

	FYE 1/31/2002			FYE 1/31/2001		
	Rate	Occ.%	REVPAR	Rate	Occ.%	REVPAR
Mandalay Bay	$167	80%	$134	$154	86%	$133
Luxor	$ 98	83%	$ 81	$ 98	93%	$ 92
Excalibur	$ 70	92%	$ 64	$ 70	94%	$ 66
Circus Circus-Las Vegas	$ 55	89%	$ 49	$ 57	95%	$ 54
Circus Circus-Reno	$ 54	81%	$ 44	$ 53	82%	$ 43
Colorado Belle	$ 31	80%	$ 25	$ 30	84%	$ 25
Edgewater	$ 30	78%	$ 23	$ 27	85%	$ 23
Gold Strike-Tunica	$ 62	78%	$ 48	$ 69	76%	$ 52
Weighted average – all wholly owned properties	$ 81	83%	$ 67	$ 79	89%	$ 70
Weighted average – wholly owned Las Vegas Strip properties	$ 95	86%	$ 82	$ 93	92%	$ 85

FOOD AND BEVERAGE REVENUES

Food and beverage revenues decreased $7.8 million, or 2%, in fiscal 2002, with the decline attributable principally to the impact that September 11 had on our Las Vegas Strip properties.

OTHER REVENUES

Other revenues rose $32.5 million, or 11%, in fiscal 2002. Other revenues come principally from entertainment, amusements and retail stores. Most of the increase was due to the success of Blue Man Group, the unique off-Broadway production which debuted in March 2000 at Luxor. The April 2001 opening of our new production, "Storm," in the Mandalay Bay showroom also contributed to the increase, as did the Shark Reef at Mandalay Bay (which opened June 2000).

INCOME FROM OPERATIONS

For the year ended January 31, 2002, income from operations declined $80.5 million, or 19%, from the previous year. The composite operating margin in fiscal 2002 was 14.9% versus 18.1% in fiscal 2001. The previously discussed impairment loss of $52.0 million recognized at our Jean properties was a principal cause of the declines in operating income and operating margin. Our Las Vegas Strip properties also contributed to the declines, as the effects of September 11 depressed results in that market, particularly in the hotel department where our operating margins are typically the highest. The table below summarizes operating results by property and is followed by a discussion of operating results by market.

(in millions)	FYE 1/31/2002			FYE 1/31/2001		
	Income from Operations	Depreciation and Amortization	EBITDA[1]	Income from Operations	Depreciation and Amortization	EBITDA[1]
Mandalay Bay	$ 41.6	$ 43.4	$ 85.0	$ 38.4	$ 40.8	$ 79.2
Luxor	74.9	33.8	108.7	85.9	37.3	123.2
Excalibur	67.6	17.9	85.5	79.0	16.9	95.9
Circus Circus-Las Vegas[2]	39.8	23.0	62.8	47.7	23.6	71.3
Gold Strike-Tunica	11.0	12.8	23.8	19.4	12.8	32.2
Colorado Belle/Edgewater	10.5	11.5	22.0	13.6	11.3	24.9
Circus Circus-Reno	14.4	9.2	23.6	18.9	9.8	28.7
Gold Strike properties[3]	(55.6)	10.2	(45.4)	7.7	10.4	18.1
MotorCity Casino[4]	72.2	39.1	111.3	49.3	37.5	86.8
Unconsolidated joint ventures[5]	107.1	6.5	113.6	108.5	6.5	115.0
Other	(3.7)	0.9	(2.8)	(4.9)	0.3	(4.6)
Subtotal	379.8	208.3	588.1	463.5	207.2	670.7
Corporate expense	(28.7)	7.7	(21.0)	(32.0)	10.8	(21.2)
Total	$351.1	$216.0	$567.1	$431.5	$218.0	$649.5

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is included because, as in other entertainment industries, many investors consider it an important measure of property performance, since it factors out the impact of depreciation and amortization, the principal noncash expenses affecting income from operations. EBITDA is not an accepted measure of performance under GAAP and should not be considered an alternative to GAAP measures of performance.
(2) Includes Circus Circus-Las Vegas and Slots-A-Fun.
(3) Includes Gold Strike, Nevada Landing and Railroad Pass.
(4) MotorCity Casino is 53.5%-owned and its operations are consolidated for financial reporting purposes.
(5) Includes Monte Carlo, Grand Victoria and Silver Legacy, each of which is 50%-owned.

LAS VEGAS

Our Las Vegas properties (including our 50% share of Monte Carlo) posted an overall decrease in operating income of $32.5 million, or 11%, for fiscal 2002. At Mandalay Bay, operating income rose $3.2 million, or 8%, due primarily to increases in room rates that were achieved during the first part of the fiscal year, prior to the events of September 11. Because of the upscale clientele at this property, it possesses greater pricing leverage than our other properties. Operating income at our other Las Vegas properties declined for the year, tracking the lower revenues that followed September 11. At Excalibur operating income was down $11.4 million, or 14%; at Luxor it was down $11.0 million, or 13%; and at Circus Circus it was off by $7.9 million, or 17%. The contribution from Monte Carlo also declined, falling $5.4 million, or 14%, for the year.

RENO

Operating income from our Reno properties (including our 50% share of Silver Legacy) was down $5.5 million, or 15%, in fiscal 2002, despite the presence in Reno of the men's national bowling tournament. Operating results at our Reno properties have been adversely impacted by the expansion of Native American gaming in California and the northwestern U.S. The events of September 11 also contributed to the decline in operating income.

LAUGHLIN

Our two Laughlin properties, Colorado Belle and Edgewater, posted a combined decrease in operating income of $3.1 million, or 23%, for fiscal 2002. While REVPAR was flat, casino revenues decreased 8%. Like the Reno market, Laughlin is facing increased competition from Native American casinos in its primary feeder markets in Arizona and southern California.

OTHER MARKETS

In Detroit, Michigan, MotorCity Casino generated operating income of $72.2 million, an increase of 46% over the prior year. Results at this property have steadily improved since its December 1999 opening. The property also benefitted from the temporary closure of the U.S./Canadian border immediately following the September 11 attacks. This measure, along with subsequently increased security, impeded access from the U.S. to a competing property in Windsor, Ontario. We believe MotorCity Casino has been able to attract a significant number of customers who previously frequented the competing property in Windsor. See "Financial Position and Capital Resources-New Projects" for additional details regarding our Detroit operation.

In Tunica County, Mississippi, operating income at Gold Strike decreased $8.4 million, or 43%, during fiscal 2002. We believe the slow economy had a more pronounced effect on this region, and especially on Memphis, Tennessee, which accounts for over half the property's customer base.

The contribution to income from operations made by Grand Victoria (a 50%-owned riverboat casino in Elgin, Illinois) increased $5.0 million, or 9%, for fiscal 2002. This market was apparently not negatively impacted by the terrorist attacks on September 11. It may have actually benefitted to the extent potential customers in this market were less willing to travel outside the region.

DEPRECIATION AND AMORTIZATION

For fiscal 2002, depreciation and amortization expense was $216.0 million versus $218.0 million in fiscal 2001.

INTEREST EXPENSE

In fiscal 2002, interest expense (excluding interest expense of unconsolidated joint ventures and without reduction for capitalized interest) increased $0.8 million over fiscal 2001. The increase was due to the issuance of $500 million principal amount of 10 1/4% Senior Subordinated Notes in July 2000, the issuance of $200 million principal amount of 9 1/2% Senior Notes in August 2000, and the issuance of $300 million principal amount of 9 3/8% Senior Subordinated Notes in December 2001. The net proceeds from these offerings were used to pay down lower-cost borrowings outstanding under our bank facility. The higher interest rates on the notes we issued were largely offset by lower average interest rates on our bank facility, as well as lower average borrowings outstanding.

At January 31, 2002, long-term debt (including current portion) stood at $2.52 billion compared to $2.67 billion at January 31, 2001. The fiscal 2002 total included $64.0 million of debt related to MotorCity Casino, while the fiscal 2001 total included $127.0 million of debt related to MotorCity. Capitalized interest was $1.0 million in fiscal 2002 compared to $1.6 million in the previous year. Capitalized interest in fiscal 2002 related primarily to the new convention center at Mandalay Bay. Capitalized interest in the prior year was associated with the Shark Reef at Mandalay Bay.

INCOME TAXES

The effective tax rates for fiscal 2002 and fiscal 2001 were 43.0% and 38.4%. These rates reflect the corporate statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill. The higher rate in fiscal 2002 was due to the impairment loss of $52.0 million. As previously discussed, $17.9 million of this loss represented the write-off of goodwill, which is not deductible for tax purposes.

FINANCIAL POSITION AND CAPITAL RESOURCES

OPERATING ACTIVITIES

For fiscal 2003, net cash provided by operating activities was $349.9 million versus $358.2 million in fiscal 2002 and $435.6 million in fiscal 2001. For fiscal 2003, net cash provided by operating activities decreased slightly, despite net income increasing $62.6 million. The increase in net income was offset by the previously discussed decrease in depreciation and amortization of $71.0 million. Meanwhile, the decrease in fiscal 2002 was attributable to several factors, including a decrease in the deferred tax liability, a smaller increase in interest payable, lower distributions from unconsolidated affiliates and lower net income stemming from September 11. The decrease in the deferred tax liability was due primarily to the write-down of our Jean properties, which is not deductible for tax purposes until the assets are actually disposed of.

Mandalay had cash and cash equivalents of $148.4 million at January 31, 2003, sufficient for normal daily operating requirements.

INVESTING ACTIVITIES

Net cash used in investing activities was $370.3 million in fiscal 2003 versus $159.9 million in fiscal 2002 and $153.8 million in fiscal 2001. Capital expenditures and the related increase or decrease in construction payable accounted for most of these amounts.

Capital expenditures for fiscal 2003, which were funded primarily from cash flow, totaled $300.5 million. Of this amount, $180.4 million related to the construction of a new convention center at Mandalay Bay that opened in January 2003, $18.5 million related to the construction of the new 1,122-suites tower at Mandalay Bay (see "New Projects" for additional details), $15.4 million related to the remodeling of the original suites at Mandalay Bay completed in fiscal 2003 and $8.2 million related to the new retail center under construction between Mandalay Bay and Luxor. For fiscal 2002, capital expenditures totaled $156.7 million. Of this amount, $61.6 million related to the construction of the new convention center at Mandalay Bay. Another $8.4 million related to the completion of the renovation of the pyramid rooms at Luxor. Capital expenditures also included $13.0 million related to the acquisition of land adjacent to our casino facility in Detroit. Capital expenditures for fiscal 2001 totaled $110.2 million. Of this amount, $24.7 million related to the Shark Reef at Mandalay Bay, a saltwater aquarium attraction which opened June 20, 2000, and $15.6 million related to the renovation of the Luxor rooms.

We estimate that capital expenditures in fiscal 2004 will be in the range of $300-$350 million. The majority of these expenditures will relate to the completion of the new all-suites tower at Mandalay Bay. These estimated capital expenditures also include maintenance capital spending, which consists of items necessary to maintain the operating condition of our properties, such as new slot machines, carpeting, computers and similar equipment. Capital expenditures for fiscal 2004 will be funded primarily from cash flow, though we also have funds available under our revolving credit facility. Actual capital expenditures for fiscal 2004 may differ significantly from the estimated range, particularly if we are able to proceed with the development of an expanded permanent facility in Detroit. See "New Projects – Detroit" for additional details.

FINANCING ACTIVITIES

For fiscal 2003, financing activities provided net cash of $62.9 million. Net borrowings provided cash of $264.4 million, while stock option exercises provided an additional $44.3 million. The majority of this cash was used to purchase 7.5 million shares of our common stock at a cost of $220.9 million. See "Share Purchases" for further discussion of our share purchase activity. For fiscal 2002, financing activities used net cash of $198.4 million, of which $125.9 million was used for the purchase of 5.2 million shares of our common stock. Another $45.5 million was used to fund interim settlements and interest payments under our equity forward agreements with Bank of America. See the discussion under "Off Balance Sheet Arrangements" for more details regarding our equity forward agreements. For fiscal 2001, financing activities used net cash of $292.4 million, most of which related to the purchase of 14.5 million shares of our common stock at a cost of $247.1 million.

CREDIT FACILITIES

In August 2001, we replaced our $1.8 billion unsecured credit facility with three separate facilities that totaled $1.25 billion. These credit facilities included a $150 million capital markets term loan, which we paid in full using a portion of the net proceeds we received from the issuance of $300 million of Senior Subordinated Notes in December 2001. By paying off this facility, we reduced our borrowing capacity under the two remaining facilities to $1.1 billion. Those two facilities, which are for general corporate purposes, include a $250 million term loan facility and an $850 million revolving facility. The entire amount of the term loan facility was outstanding at January 31, 2003. Of the revolving facility, $410 million was outstanding at January 31, 2003. Each of our credit facilities is unsecured and provides for the payment of interest, at our option, at either (i) a Eurodollar-based rate; or (ii) a rate equal to or an increment above the higher of (a) the Bank of America prime rate, or (b) the Federal Reserve Board federal funds rate plus 50 basis points. At January 31, 2003, the effective rate of interest on the indebtedness outstanding under our credit facilities was 3.2%. Each of our credit facilities includes financial covenants regarding total debt and interest coverage, plus covenants that limit our ability to dispose of assets, make distributions on our capital stock, engage in a merger, incur liens and engage in transactions with our affiliates. The entire principal amount then outstanding under our credit facilities becomes due and payable on August 21, 2006, unless the maturity date is extended with the consent of the lenders.

In December 2001, we amended the covenants under each of our credit facilities to provide for more liberal tests for total debt and interest coverage. These amendments were obtained to address the impact of the events of September 11, 2001.

In February 2003, we again amended the covenants under each of our credit facilities. These amendments modify the definition of "Adjusted EBITDA" with respect to our 53.5% ownership of MotorCity Casino in Detroit, Michigan. As previously defined in our credit facilities, Adjusted EBITDA included only the cash distributions we actually received from MotorCity Casino. Under the amended definition, Adjusted EBITDA will include our 53.5% share of the Adjusted EBITDA of MotorCity Casino, whether or not distributed. These amendments also provide for a more liberal test for total debt coverage during the fiscal year ending January 31, 2004.

As of January 31, 2003, we were in compliance with all of the covenants in our credit facilities, including those related to total debt and interest coverage, and under the most restrictive covenant, we had the ability to issue additional debt of approximately $273.1 million. Our borrowing capacity under these covenants can fluctuate substantially from quarter to quarter depending upon our operating cash flow. Our borrowing capacity is typically lower in our fourth quarter, when operating results are also lower than in the other three quarters.

CONVERTIBLE SENIOR DEBENTURES

On March 21, 2003, we issued $350 million principal amount of floating-rate convertible senior debentures due 2033 ("convertible debentures"). An additional $50 million principal amount of the convertible debentures were issued on April 2, 2003, pursuant to an option granted to the initial purchasers. The convertible debentures bear interest at a floating rate equal to 3-month LIBOR (reset quarterly) plus 0.75%, subject to a maximum of 6.75%. The convertible debentures also provide for the payment of contingent interest if the average market price of the convertible debentures reaches a certain threshold. The convertible debentures provide for an initial base conversion price of $57.30 per share, reflecting a conversion premium of 100% over Mandalay's closing stock price of $28.65 on March 17, 2003. The proceeds from this issuance were used to repay borrowings under our revolving credit facility.

Each convertible debenture will be convertible into shares of Mandalay's common stock (i) during any calendar quarter beginning after June 30, 2003, if the closing price of Mandalay's common stock is more than 120% of the base conversion price for at least 20 of the last 30 trading days of the preceding calendar quarter; (ii) if a credit rating assigned to the convertible securities falls below a specified level; (iii) if we take certain corporate actions; or (iv) if we call the convertible securities for redemption. If the convertible debentures are converted, holders will receive 17.452 shares per convertible debenture, or an aggregate of 7.0 million shares of Mandalay common stock. In addition, if at the time of conversion the market price of Mandalay's common stock exceeds the then-applicable base conversion price, holders will receive up to an additional 14.2789 shares of Mandalay's common stock per convertible debenture, as determined pursuant to a specified formula, or up to an additional 5.7 million shares in the aggregate.

We may redeem all or some of the convertible debentures for cash at any time on or after March 21, 2008, at their accreted principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date. At the option of the holders, we may be required to repurchase the convertible securities on the 5th, 10th, 15th, 20th and 25th anniversaries of their issuance, at their accreted principal amount plus accrued and unpaid interest, if any, to, but not including, the purchase date. We may choose to pay the purchase price in cash, shares of Mandalay common stock or any combination thereof.

SENIOR SUBORDINATED NOTES AND SENIOR NOTES

On July 24, 2000, the Company issued $500 million principal amount of 10 1/4% Senior Subordinated Notes due August 2007. And on August 16, 2000, the Company issued $200 million principal amount of 9 1/2% Senior Notes due August 2008. These notes are not subject to any sinking fund requirements. The net proceeds from these issuances were used to repay a portion of the borrowings under our then-existing credit facility.

On December 20, 2001, we issued $300 million principal amount of 9 3/8% Senior Subordinated Notes due February 2010. These notes are not subject to any sinking fund requirements. The net proceeds from this issuances were used to repay a portion of the borrowings under our credit facilities.

INTEREST RATE SWAPS

In June 2002, we entered into two "reverse" interest rate swap agreements ("fair value hedges") with a member of our bank group. Pursuant to one of the agreements, we received a fixed interest rate of 9.25% and paid a variable interest rate (based on LIBOR plus 4.31%) on $275 million notional amount. Pursuant to the other agreement, we received a fixed rate of 6.45% and paid a variable interest rate (based on LIBOR plus 1.63%) on $200 million notional amount. The $275 million swap was scheduled to terminate in December 2005 and the $200 million swap was scheduled to terminate in February 2006.

In August 2002, we entered into two additional "reverse" interest rate swap agreements ("fair value hedges") with members of our bank group. Under one agreement, we received a fixed interest rate of 10.25% and paid a variable interest rate (based on LIBOR plus 5.97%) on $250 million notional amount. Under the other, we received a fixed rate of 10.25% and paid a variable interest rate (based on LIBOR plus 5.86%) on $250 million notional amount. Both of these swaps were scheduled to terminate in August 2007.

In October 2002, we elected to terminate the four "reverse" swaps discussed above. We received $28.9 million in cash, representing the fair market value of the swaps, and recorded corresponding debt premiums which will be amortized to interest expense, using an effective interest rate method, over the remaining lives of the related debt instruments. The amortization of the debt premium for the fiscal year ended January 31, 2003 was $2.3 million. This amortization is estimated to be approximately $7.1 million in fiscal 2004.

We entered into the above swap agreements, which met the criteria established by the Financial Accounting Standards Board for hedge accounting, in order to further manage our interest expense and achieve a better balance of variable to fixed debt in our debt portfolio. By terminating these swaps, we effectively locked in these benefits as they pertain to these swaps, which will contribute to lower interest expense in the future.

In February 2003, we entered into two new "reverse" interest rate swap agreements ("fair value hedges") with members of our bank group. Under one agreement, we receive a fixed interest rate of 9.25% and pay a variable interest rate (based on LIBOR plus 6.35%) on $275 million notional amount. Under the other, we receive a fixed rate of 6.45% and pay a variable interest rate (based on LIBOR plus 3.57%) on $200 million notional amount. The $275 million swap is scheduled to terminate in December 2005 and the $200 million swap is scheduled to terminate in February 2006. These swaps also meet the criteria for hedge accounting.

NEW PROJECTS

MANDALAY BAY CONVENTION CENTER

We have completed construction of a convention and meeting complex on land adjacent to the existing Mandalay Bay Conference Center. The new complex, which opened on January 3, 2003, includes more than one million square feet of exhibit space. With this new building and the original conference center, Mandalay Bay now offers almost two million gross square feet of conference and exhibit space. We expect this space to be the site of approximately 60 shows in fiscal 2004. The total cost of the new convention center, excluding land, capitalized interest and preopening expenses, was approximately $245 million, of which $242.0 million had been incurred as of January 31, 2003.

MANDALAY BAY SUITES TOWER

We are currently building a new 1,122-suite hotel tower at Mandalay Bay. The 43-story tower will be located on the west side of the property. The new suites will average 750 square feet, among the largest room product in the Las Vegas market. The tower will also include meeting suites, a spa and fitness center, two restaurants and a lounge. We expect that the new suites will serve the demand generated by the new convention center. The tower broke ground during the third quarter of fiscal 2003 and should open in November 2003. The total cost of the project is estimated to be $230 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2003, we had incurred costs of $18.5 million related to this project.

RETAIL CENTER

We are constructing a retail center between Mandalay Bay and Luxor. The center will include approximately 90,000 square feet of retail space and approximately 35 stores and restaurants, including several upscale, internationally branded retailers. We started construction in the third quarter and expect a Fall 2003 opening. The cost is estimated to be approximately $30-$40 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2003, we had incurred costs of $10.7 million related to this project.

DETROIT

We participate with the Detroit-based Atwater Casino Group in a joint venture that owns and operates a casino in Detroit, Michigan. This joint venture is one of three groups which negotiated casino development agreements with the City of Detroit. The Company has a 53.5% ownership interest in the joint venture.

Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed through the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. We have guaranteed this credit facility, which had a balance of $20 million outstanding at January 31, 2003. The joint venture's operation of the casino is subject to ongoing regulatory oversight, and its ability to proceed with an expanded permanent hotel/casino project is contingent upon the receipt of all necessary governmental approvals, successful resolution of pending litigation and satisfaction of other conditions.

On August 2, 2002, the Detroit City Council approved a revised development agreement between the joint venture and the City of Detroit (the "Revised Development Agreement"). Under the Revised Development Agreement, MotorCity Casino is to be expanded into a permanent facility at its current location by December 31, 2005. The permanent facility is currently expected to include 100,000 square feet of casino space, a 400-room hotel, a 1,200-seat theater, convention space, and additional restaurants, retail space and parking. Depending upon market conditions, the availability of additional land and the joint venture's ability to obtain reasonable financing, the joint venture could be required to construct an additional 400 rooms. Under the terms of the Revised Development Agreement, the joint venture has paid the City a total of $24.5 million. It is to pay another $2.5 million in June 2003, and an additional $17 million in 12 equal monthly installments beginning June 1, 2003. Also, beginning January 1, 2006, the joint venture is to pay the City 1% of its adjusted casino revenues. If its casino revenues top $400 million in any given calendar year, the payment will be increased to 2% for that calendar year.

Under the terms of the operating agreement, Mandalay is to receive a management fee for a period of ten years equal to 1.5% of the cost of the permanent casino facility. The management committee of the joint venture has made a preliminary determination that Mandalay is entitled to the management fee commencing on the date the Revised Development Agreement was signed, since that agreement provides for the existing facility to become the permanent facility. Pursuant to this determination, we recognized a management fee of $2.3 million in fiscal 2003 and expect to recognize approximately $4.5 million in management fees in fiscal 2004. Since we own 53.5% of the joint venture, the net benefit of the management fees to us is 46.5% of the amount.

Originally, the joint venture's permanent facility was to have been located on land along the Detroit River. The City's Economic Development Corporation issued bonds to finance the City's acquisition of that land, and Bank of America issued letters of credit totaling $50 million to secure (and ultimately make) the payments of principal and interest on those bonds. We then issued letters of credit totaling $50 million to back Bank of America's letters of credit. We will continue to provide such letters of credit. As part of the Revised Development Agreement, the joint venture will forego the right to receive any of the riverfront land acquired by the City, and will transfer to the City its interest in certain real property previously purchased by the joint venture and the other casino developers. Both the joint venture and Mandalay are subject to a radius restriction prohibiting them from operating additional casinos within approximately 150 miles of Detroit. Additionally, they are required to indemnify the City for up to $20 million in claims against the City in connection with the acquisition of the riverfront land and in connection with the *Lac Vieux* litigation described below.

We have committed to contribute 20% of the costs of the permanent facility in the form of an investment in the joint venture. The joint venture will seek to borrow any additional funds (above Mandalay's equity contribution) which may be necessary to complete the expanded permanent facility. The cost of the additional facilities (excluding land, capitalized interest and preopening expenses) is currently estimated to be $275 million. Under the Revised Development Agreement, we have guaranteed completion of the expanded facility and have entered into a keep-well agreement with the City that could require us to contribute additional funds to continue operation of the expanded facility for two years. There is no contractual limitation on the amount that we may be required to contribute under our completion guarantee or to keep the project operating for two years. However, based on the performance of the casino to date, we do not expect that these obligations will require the outlay of additional capital.

Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability and casino license to MotorCity Casino. A decision by the Sixth Circuit Court of Appeals in *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. The Michigan Gaming Control Board et al.* held that the ordinance in its current form was unconstitutional and remanded the case to the District Court. The Michigan Gaming Control Board ("MGCB") has taken the ruling of the Sixth Circuit Court of Appeals under advisement without comment. The District Court subsequently declared that the ordinance in its current form is unconstitutional and awarded the Lac Vieux Band attorneys fees and costs totaling $545,094. However, it rejected the Lac Vieux Band's request to require a rebidding of the three casino licenses. The District Court also rejected the Lac Vieux Band's request to enjoin the City of Detroit from entering into revised development agreements with the three casino developers, including MotorCity Casino. The Lac Vieux Band has appealed the District Court's decision to the Sixth Circuit Court of Appeals. Pending its decision, the Sixth Circuit Court of Appeals has issued an opinion granting the Lac Vieux Band's motion for an injunction that temporarily enjoins the City of Detroit from issuing building permits for the permanent casino facilities and temporarily enjoins the casino developers from commencing construction of the permanent casino facilities. The effect of the rulings in this case is uncertain.

The Lac Vieux Band has filed a separate action in the Gogebic County, Michigan, Circuit Court entitled *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. Michigan Gaming Control Board*, in which the Lac Vieux Band has requested the Circuit Court to enter an order requiring the MGCB to revoke the casino licenses issued to the three Detroit casinos, including MotorCity Casino. The action has been stayed pending resolution by the Sixth Circuit Court of Appeals of the Lac Vieux Band's appeal of the District Court decision referenced above.

In a separate action, on February 13, 2002, John Ren filed suit in the Circuit Court of Wayne County, Michigan, against the Detroit joint venture and the other two casino operators in Detroit. The plaintiff purports to represent himself and a class consisting of all persons who lost money and/or incurred debts that remain unpaid at any of the three Detroit casinos. Relying on the Sixth Circuit Court of Appeals' *Lac Vieux* decision, the plaintiff alleges that the three casinos have been operating illegally and continue to do so. The relief sought by the plaintiff includes an injunction to restrain the three casinos from remaining open until properly licensed; compensatory damages; and disgorgement of all profits "unjustly obtained." The court dismissed this action on the basis that the plaintiff should first seek relief from the MGCB. The plaintiff has filed a claim with the MGCB, which is still pending. The joint venture continues to operate MotorCity Casino.

Any future adverse ruling by the courts in the above lawsuits or in other lawsuits, or any adverse ruling by the MCGB, could affect the joint venture's operation of its current facility, as well as its ability to retain its certificate of suitability and casino license for its expanded permanent facility. No assurance can be given regarding the timing or outcome of any of these proceedings.

SHARE PURCHASES

In June 2001, our Board of Directors authorized the purchase of up to 15% of Mandalay's common stock which remained outstanding after we fully utilized our prior share purchase authorization. During fiscal 2003, we purchased 7.5 million shares at a cost of $220.9 million. After giving effect to the March 31, 2003 settlement of the equity forward agreements (discussed below under "Off Balance Sheet Arrangements"), the number of additional shares authorized to be purchased as of January 31, 2003 was approximately 0.3 million. In March 2003, the Board authorized the purchase of up to an additional 10 million shares of our common stock. Any share purchases we may make in the future pursuant to this authorization will be dependent upon market conditions, and are expected to be made in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934. See "Financing Activities" for a discussion of our share purchase activity in fiscal 2002 and 2001.

LIQUIDITY

We have various obligations in fiscal 2004 including the following: (i) existing cash obligations; (ii) capital commitments on projects under way (see "New Projects"); (iii) settlement of our $100 million equity forward agreements which expired March 31, 2003 (see "Off Balance Sheet Arrangements"); (iv) repayment of our $150 million 6¾% Senior Subordinated Notes due July 2003; (v) repayment of our $150 million 6.70% Debentures due 2096 (which are expected to be put by their holders in November 2003, as permitted under the indenture); and (vi) refinancing of our operating lease agreements (see "Off Balance Sheet Arrangements"). We believe we have sufficient capital resources to meet all of the above obligations, as well as provide for additional strategic purchases of our common stock or investments in new projects. This belief is based upon (i) our historically strong and dependable operating cash flows; (ii) the availability of borrowings under our revolving credit facility; and (iii) the ability to raise funds in the debt and equity markets. Under our revolving bank facility, which expires July 2006, we had $440.0 million of borrowing capacity available as of January 31, 2003, of which we could utilize $273.1 million under the most restrictive of our loan covenants. (Our borrowing capacity under these covenants can fluctuate substantially from quarter to quarter depending upon our operating cash flow.) The borrowing capacity available under the revolving bank facility increased to approximately $830 million as a result of the March 21, 2003 issuance of $400 million convertible senior debentures due 2033, the proceeds of which were used to repay borrowings under the facility.

OFF BALANCE SHEET ARRANGEMENTS

OPERATING LEASES

In October 1998, we entered into a $200 million operating lease agreement with a group of financial institutions to lease equipment at Mandalay Bay.

In December 2001, we entered into a series of sale and leaseback agreements covering equipment located at several Nevada properties. These agreements, again made with a group of financial institutions, totaled $130.5 million. The sale of the equipment resulted in the recognition of a net deferred gain of $28.3 million, a substantial portion of which was subsequently reversed when we exercised our purchase option on some of the equipment (see below). The remaining unamortized deferred gain of approximately $10.3 million will be reversed upon termination of the lease, assuming we again exercise our purchase option. The proceeds from these leases were used to reduce borrowings outstanding under our revolving credit facility.

On July 31, 2002, we exercised our purchase option under a $12.5 million aircraft lease agreement (one of the agreements entered into in December 2001). Pursuant to this option, we paid $12.0 million to reacquire the aircraft and reversed $11.5 million of related deferred gain, which represented the remaining unamortized balance. On September 30, 2002, we exercised our purchase option under a $5.5 million aircraft lease agreement (also part of the December 2001 agreements). Pursuant to this option, we paid $5.1 million to reacquire the aircraft and reversed $4.9 million of related deferred gain, which represented the remaining unamortized balance.

We entered into our operating leases solely to provide greater financial flexibility. The rent expense related to these operating leases is reported separately in the consolidated statements of income as operating lease rent. The operating lease agreements contain financial covenants regarding total debt and interest coverage that are similar to those under our credit facilities. The agreements also contain covenants regarding maintenance of the equipment, insurance requirements and prohibitions on liens. As of January 31, 2003, we were in compliance with all of the covenants in these agreements.

The leases provide that, at termination, we may elect to purchase the equipment for a stated purchase option amount which is equal to the estimated fair value of the equipment at that date, as determined by an independent appraisal. If we choose not to purchase the equipment, we may be obligated to pay additional amounts under the lease provisions if such equipment cannot be sold for the appraised fair value. We are currently negotiating a new capital lease facility that is expected to replace the above operating lease agreements. We anticipate that this new facility will close by the end of June 2003.

We are exposed to risks under these lease agreements as follows: (i) To the extent we are unable to make required lease payments, the equipment could be foreclosed, which could have a detrimental impact on our operating results; and (ii) to the extent we are financially unable to purchase the equipment (or similar replacement equipment) at maturity, our ability to operate our properties could be impaired, which could likewise have a negative impact on our operating results. We do not consider these risks to be significant due to our historically strong production of cash flow and our access to various other forms of capital.

The following table summarizes these operating lease agreements. The two aircraft operating lease agreements dated December 28, 2001 are not reflected in the table since the purchase option under each agreement has been exercised, as discussed previously.

Summary of Operating Lease Agreements (in thousands)

Date of agreement	10/30/98	12/21/01	Total
Initial value of leased equipment	$200,000	$112,500	$312,500
Purchase option at January 31, 2003[1]	$122,500	$ 93,700	$216,200
Current termination date	6/30/03	12/21/04	
Purchase option at current termination[1]	$113,900	$ 56,300	$170,200
Maximum extended termination date[2]	6/30/03	12/21/05	
Purchase option at maximum termination[1]	$113,900	$ 45,000	$158,900

(1) Represents estimated fair value at that date based upon independent appraisal.
(2) Assumes election of all available renewal periods.

EQUITY FORWARD AGREEMENTS

To facilitate our purchase of shares, we entered into equity forward agreements with Bank of America ("B of A" or "the Bank") providing for the Bank's purchase of up to an agreed amount of our outstanding common stock. (Such purchases were to be in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934.) The agreements, as amended, provided that on the settlement date, we would purchase from B of A the shares that the Bank then held and we would pay to B of A its acquisition cost (as adjusted by interim settlements) plus accrued fees (the "Settlement Amount"). At our option, we could have acquired all or a portion of the shares at an earlier date, or we could have become obligated to acquire all or a portion of the shares at an earlier date under certain circumstances specified in the agreements. The agreements provided for interim settlements whereby we delivered or received shares at the end of each calendar quarter so that the aggregate market value of the shares held by B of A was equal to the remaining notional amounts of the agreements. The shares held by B of A at each interim settlement date were valued at the closing price of the stock on that date. To the extent that the value of the shares exceeded the notional amount, B of A delivered equivalent shares to us. To the extent the notional amount exceeded the value, we delivered equivalent shares to B of A.

Bank of America acquired a total of 6.9 million shares at a total cost of $138.7 million under these agreements. Pursuant to the interim settlement provisions and an amendment to the agreements, we received a net of 3.6 million shares and reduced the notional amount of the agreements by $38.7 million as of January 31, 2003. On March 31, 2003, we purchased the remaining 3.3 million shares from B of A for the notional amount of $100 million. The settlement of the contract was funded under our revolving credit facility. The table below summarizes the share purchase and interim settlement activity under these equity forward agreements through the settlement date.

Date	Description	Shares Acquired (Delivered) by BofA (in thousands)	Shares Acquired (Delivered) by Mandalay (in thousands)	Increase (Decrease) in Notional Amount (in thousands)
9/8/00	Original agreement	4,856	—	$ 100,000
3/21/01	Amendment (increase of notional amount)	1,246	—	24,933
6/30/01	Interim settlement	(1,543)	1,543	—
9/15/01	Amendment (increase of notional amount)	754	—	13,741
10/31/01	Interim settlement	938	(938)	(35,527)
1/31/02	Interim settlement	(2,438)	2,438	—
2/6/02	Amendment (contract extension to 3/31/03)	(116)	116	(3,147)
3/31/02	Interim settlement	(440)	440	—
6/30/02	Interim settlement	370	(370)	—
9/30/02	Interim settlement	(647)	647	—
12/31/02	Interim settlement	286	(286)	—
3/31/03	Final settlement	(3,266)	3,266	(100,000)
	Net amounts	0	6,856	$ 0

We incurred quarterly interest charges on the notional amount at a rate equal to LIBOR plus 1.95%. Total interest charges incurred from inception through January 31, 2003, amounted to $11.6 million, of which $3.8 million was incurred in fiscal 2003. We incurred an additional $.7 million in interest charges subsequent to January 31, 2003 and through the final settlement date of March 31, 2003. We also incurred structuring fees and commission charges totaling $3.7 million, none of which were incurred in fiscal 2003. These interest charges and other fees are included in the cost of treasury stock, net of the related tax benefit.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our contractual obligations and commitments as of January 31, 2003:

Description (in thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt[1]	$20,284	$ 284	$275,284	$1,160,105	$500,284	$ 801,005	$2,757,246
Operating leases	32,917	22,152	722	386	247	5,610	62,034
Purchase obligations	4,339	1,338	—	—	—	—	5,677
Other long-term obligations	—	—	—	—	—	—	—
Total contractual cash obligations	$57,540	$23,774	$276,006	$1,160,491	$500,531	$ 806,615	$2,824,957
Detroit revised development agreement payments	$18,833	$ 5,667	—	—	—	—	$ 24,500
Guarantee of Detroit credit facility	—	—	—	—	—	—	—
Letters of credit supporting Detroit revenue bonds[2]	—	—	—	—	—	49,360	49,360
Detroit permanent casino equity contribution[3]	—	—	—	—	—	—	—
Detroit permanent casino completion guarantee[4]	—	—	—	—	—	—	—
Detroit permanent casino make-well agreement[5]	—	—	—	—	—	—	—
Total other commitments	$18,833	$ 5,667	$ 0	$ 0	$ 0	$ 49,360	$ 73,860

(1) Represents long-term debt as of January 31, 2003. This does not reflect the impact of the March 2003 issuance of $400 million Convertible Senior Debentures (see "Financing Activities").

(2) We have issued letters of credit totaling $50 million to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds were to be used to finance costs associated with acquiring land for the joint venture's permanent facility. However, under the Revised Development Agreement with the City of Detroit dated August 2, 2002, we are obligated to repay these bonds even though the joint venture's permanent casino is not being relocated.

(3) We are committed to contribute 20% of the cost of the permanent facility in the form of an investment in the Detroit joint venture. The timing and the amount of the required equity contribution cannot be determined at this time.

(4) We have guaranteed completion of our joint venture's expanded permanent facility. If we contribute additional amounts pursuant to this guarantee, there will be no proportionate increase in our ownership of the Detroit joint venture. There is no contractual limit on the amount we may be required to contribute under this guarantee.

(5) We have entered into a keep-well agreement with the City of Detroit that could require us to contribute additional funds, to the extent needed, to continue operation of the expanded permanent facility for a period of two years. If we contribute additional amounts pursuant to this guarantee, there will be no proportionate increase in our ownership of the Detroit joint venture. There is no contractual limit on the amount we may be required to contribute under this agreement.

MARKET RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

Mandalay is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our variable-rate debt. We manage this market risk by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace. We do not utilize derivative financial instruments for trading purposes.

Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are initially matched either with specific fixed-rate debt obligations or with levels of variable-rate borrowings.

To manage our exposure to counterparty credit risk in interest rate swaps, we enter into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing our credit facilities, which management believes further minimizes the risk of nonperformance. For a discussion of the swap agreements we entered into during fiscal 2003, see "Financing Activities – Interest Rate Swaps" above.

The following table provides information as of January 31, 2003 about our current financial instruments (debt obligations and interest rate swaps) that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted-average variable rates are based on implied forward rates in the yield curve. Implied forward rates should not be considered a predictor of actual future interest rates.

	Year ending January 31,						
(in millions)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt (including current portion)							
Fixed-rate	$ .3	$ .3	$275.2	$200.2	$500.2	$801.0	$1,777.2
Average interest rate	5.9%	6.6%	9.2%	6.5%	10.2%	8.6%	8.9%
Variable-rate	$ 20.0	—	—	$960.0	—	—	$ 980.0
Average interest rate	1.3%	—	—	4.7%	—	—	4.6%
Interest rate swaps							
Pay fixed	$200.0	—	—	—	—	—	$ 200.0
Average payable rate	6.4%	—	—	—	—	—	6.4%
Average receivable rate	1.4%	—	—	—	—	—	1.4%

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements which we have based on our current expectations about future events. They consist of statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including our business strategy and our current and future development plans. Forward-looking statements also are those that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. Factors that could cause our financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in our forward-looking statements include the following: (i) our development and construction activities and those of the joint ventures in which we participate, (ii) competition, (iii) our dependence on existing management, (iv) leverage and debt service (including sensitivity to fluctuations in interest rates and ratings which national rating agencies assign to our outstanding debt securities), (v) domestic and global economic, credit and capital market conditions, (vi) changes in federal or state tax laws or the administration of those laws, (vii) changes in gaming laws or regulations (including the legalization or expansion of gaming in certain jurisdictions), (viii) expansion of gaming on Native American lands, including such lands in California, (ix) applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations), (x) regulatory or judicial proceedings, (xi) consequences of any future security alerts and/or terrorist attacks such as those that occurred on September 11, 2001, and (xii) consequences of the war with Iraq. Additional information concerning potential factors that we think could cause our actual results to differ materially from expected and historical results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2003. If one or more of the assumptions underlying our forward-looking statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements contained in this report. Therefore, we caution you not to place undue reliance on our forward-looking statements. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	January 31, 2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 148,442	$ 105,905
Accounts receivable, net of allowance	55,303	58,372
Income tax receivable	13,107	13,531
Inventories	30,625	30,555
Prepaid expenses	47,404	40,848
Deferred income tax	16,523	13,220
Total current assets	311,404	262,431
Property, equipment and leasehold interests, at cost, net	3,201,635	3,049,812
Other assets		
Excess of purchase price over fair market value of net assets acquired, net	38,330	45,445
Investments in unconsolidated affiliates	573,345	554,086
Other investments	43,625	35,751
Intangible development costs	93,360	—
Deferred charges and other assets	92,965	84,953
Total other assets	841,625	720,235
Total assets	$ 4,354,664	$4,032,478
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 20,284	$ 39,251
Accounts and contracts payable		
Trade	36,952	33,473
Construction	10,031	8,284
Accrued liabilities		
Salaries, wages, vacations and bonuses	56,427	52,680
Progressive jackpots	13,267	11,556
Advance room deposits	14,384	13,242
Interest	67,731	58,592
Other	98,301	92,163
Total current liabilities	317,377	309,241
Long-term debt, net of current portion	2,763,593	2,482,087
Other liabilities		
Deferred income tax	227,652	194,922
Accrued intangible development costs	55,027	—
Deferred gain	10,339	28,339
Other long-term liabilities	79,160	80,919
Total other liabilities	372,178	304,180
Total liabilities	3,453,148	3,095,508
Commitments and contingent liabilities		
Minority interest	18,587	(3,639)
Stockholders' equity		
Common stock $.01-2/3 par value		
Authorized – 450,000,000 shares		
Issued – 113,634,013 shares	1,894	1,894
Preferred stock $.01 par value		
Authorized – 75,000,000 shares	—	—
Additional paid-in capital	581,166	572,992
Retained earnings	1,489,979	1,374,376
Accumulated other comprehensive loss	(16,920)	(21,902)
Treasury stock (51,061,847 and 45,278,193 shares), at cost	(1,173,190)	(986,751)
Total stockholders' equity	882,929	940,609
Total liabilities and stockholders' equity	$ 4,354,664	$4,032,478

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* INCOME

(in thousands, except share data)	Year ended January 31, 2003	2002	2001
Revenues			
Casino	$1,205,163	$1,201,707	$1,221,595
Rooms	570,236	581,551	611,352
Food and beverage	414,051	410,276	418,081
Other	333,979	332,253	299,753
	2,523,429	2,525,787	2,550,781
Less – complimentary allowances	(169,311)	(177,275)	(169,642)
	2,354,118	2,348,512	2,381,139
Costs and expenses			
Casino	647,195	669,719	670,243
Rooms	201,630	197,300	203,352
Food and beverage	285,153	283,864	299,726
Other	212,075	219,358	200,236
General and administrative	409,166	417,149	409,603
Corporate general and administrative	27,439	20,981	21,153
Depreciation and amortization	144,995	216,001	217,984
Operating lease rent	49,073	32,185	40,121
Preopening expenses	4,614	2,155	1,832
Impairment loss	5,422	52,027	—
Write-off of intangible asset	13,000	—	—
	1,999,762	2,110,739	2,064,250
Equity in earnings of unconsolidated affiliates	97,950	113,287	114,645
Income from operations	452,306	351,060	431,534
Other income (expense)			
Interest, dividends and other income	(2,229)	(2,113)	6,934
Guarantee fees from unconsolidated affiliate	193	2,264	2,498
Interest expense	(207,114)	(221,352)	(219,940)
Net interest from unconsolidated affiliates	(7,172)	(7,501)	(9,888)
	(216,322)	(228,702)	(220,396)
Minority interest	(40,650)	(29,352)	(16,746)
Income before provision for income taxes	195,334	93,006	194,392
Provision for income taxes	(77,869)	(39,962)	(74,692)
Income before cumulative effect of a change in accounting principle	117,465	53,044	119,700
Cumulative effect of a change in accounting for goodwill	(1,862)	—	—
Net income	$ 115,603	$ 53,044	$ 119,700
Basic earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 1.74	$ .73	$ 1.53
Cumulative effect of a change in accounting principle	(.03)	—	—
Net income	$ 1.71	$ .73	$ 1.53
Diluted earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 1.68	$ .71	$ 1.50
Cumulative effect of a change in accounting principle	(.03)	—	—
Net income	$ 1.65	$ .71	$ 1.50
Average shares outstanding (basic)	67,555,934	72,798,916	78,334,735
Average shares outstanding (diluted)	70,158,204	74,459,831	79,700,614

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CASH FLOWS

Increase (decrease) in cash and cash equivalents (in thousands)	Year ended January 31, 2003	2002	2001
Cash flows from operating activities			
Net income	$ 115,603	$ 53,044	$ 119,700
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	144,995	216,001	217,984
Provision for bad debts	7,165	20,381	21,329
Increase (decrease) in deferred income tax	26,744	(16,420)	25,023
Increase in interest payable	9,139	5,470	33,727
Increase in accrued pension cost	8,420	7,536	4,363
Loss on disposition of fixed assets	1,747	1,973	290
Impairment loss	5,422	52,027	—
Write-off of intangible asset	13,000	—	—
Cumulative effect of accounting change	1,862	—	—
Increase in other current assets	(10,298)	(13,164)	(33,381)
(Decrease) increase in other current liabilities	(2,616)	5,743	18,584
(Increase) decrease in other noncurrent assets	(20,294)	13,404	(551)
Unconsolidated affiliates' distributions in excess of earnings (earnings in excess of distributions)	23,827	(2,783)	22,077
Minority interest in earnings, net of distributions	22,226	15,036	6,421
Other	2,981	—	—
Total adjustments	234,320	305,204	315,866
Net cash provided by operating activities	349,923	358,248	435,566
Cash flows from investing activities			
Capital expenditures	(300,532)	(156,742)	(110,220)
Increase (decrease) in construction payable	1,747	4,364	(29,495)
Increase in other investments	(10,793)	(10,802)	(16,755)
Increase in investments in unconsolidated affiliates	(43,500)	—	—
Development agreement costs	(19,500)	—	—
Other	2,295	3,275	2,633
Net cash used in investing activities	(370,283)	(159,905)	(153,837)
Cash flows from financing activities			
Proceeds from issuance of senior and senior subordinated notes	—	297,836	700,000
Proceeds from sale-leaseback transactions	—	130,500	—
Net effect on cash of issuances and payments of debt with initial maturities of three months or less	280,000	(380,000)	(715,576)
Principal payments of debt with initial maturities in excess of three months	(44,478)	(62,498)	(23,000)
Debt premium on reverse interest swap termination	28,892	—	—
Debt issuance costs	(1,574)	(16,233)	(16,325)
Exercise of stock options	44,286	5,054	17,797
Purchases of treasury stock	(220,866)	(125,910)	(247,128)
Interim settlements and interest under equity forward agreements	(1,656)	(45,517)	(2,405)
Reversal of deferred gain	(16,414)	—	—
Other	(5,293)	(1,611)	(5,768)
Net cash provided by (used in) financing activities	62,897	(198,379)	(292,405)
Net increase (decrease) in cash and cash equivalents	42,537	(36)	(10,676)
Cash and cash equivalents at beginning of year	105,905	105,941	116,617
Cash and cash equivalents at end of year	$ 148,442	$ 105,905	$ 105,941
Supplemental cash flow disclosures			
Cash paid for interest (net of amounts capitalized)	$ 190,395	$ 209,418	$ 183,638
Cash paid for income taxes	$ 33,265	$ 58,132	$ 38,731
Noncash items			
(Increase) decrease in market value of interest rate swaps	$ (16,494)	$ 24,119	$ —
Decrease in market value of investment in insurance contracts	$ 2,919	$ 2,073	$ —
Minimum pension liability adjustment	$ 7,412	$ 8,735	$ 23,179
Accrual of development agreement costs	$ 73,860	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS *of* STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance, January 31, 2000	113,634	$1,894	$565,925	$1,201,632	$ —	$ (581,671)	$1,187,780
Net income	—	—	—	119,700	—	—	119,700
Minimum pension liability adjustment	—	—	—	—	(6,804)	—	(6,804)
Total comprehensive income							112,896
Exercise of stock options	—	—	6,282	—	—	11,515	17,797
Treasury stock acquired (14,534 shares), at cost	—	—	—	—	—	(247,128)	(247,128)
Interest under equity forward agreements	—	—	—	—	—	(2,405)	(2,405)
Balance, January 31, 2001	113,634	1,894	572,207	1,321,332	(6,804)	(819,689)	1,068,940
Net income	—	—	—	53,044	—	—	53,044
Minimum pension liability adjustment	—	—	—	—	1,005	—	1,005
Interest rate swap market adjustment	—	—	—	—	(16,103)	—	(16,103)
Total comprehensive income							37,946
Exercise of stock options	—	—	689	—	—	4,365	5,054
Treasury stock acquired (5,186 shares), at cost	—	—	—	—	—	(125,910)	(125,910)
Interim settlements and interest under equity forward agreements	—	—	—	—	—	(45,517)	(45,517)
Other	—	—	96	—	—	—	96
Balance, January 31, 2002	113,634	1,894	572,992	1,374,376	(21,902)	(986,751)	940,609
Net income	—	—	—	115,603	—	—	115,603
Minimum pension liability adjustment	—	—	—	—	(5,571)	—	(5,571)
Interest rate swap market adjustment	—	—	—	—	10,553	—	10,553
Total comprehensive income							120,585
Exercise of stock options	—	—	8,203	—	—	36,083	44,286
Treasury stock acquired (7,470 shares), at cost	—	—	—	—	—	(220,866)	(220,866)
Interim settlements and interest under equity forward agreements	—	—	—	—	—	(1,656)	(1,656)
Other	—	—	(29)	—	—	—	(29)
Balance, January 31, 2003	113,634	$1,894	$581,166	$1,489,979	$(16,920)	$(1,173,190)	$ 882,929

The accompanying notes are an integral part of these consolidated financial statements.

NOTES *to* CONSOLIDATED FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

Mandalay Resort Group (the "Company"), which changed its name from Circus Circus Enterprises, Inc. effective June 18, 1999, was incorporated February 27, 1974 in Nevada. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and a hotel and dockside casino in Tunica County, Mississippi. In Detroit, Michigan, the Company is the majority investor in a casino. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas Strip. (See Note 5 – Investments in Unconsolidated Affiliates.)

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and the Detroit joint venture (53.5% owned), which is required to be consolidated. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. On a regular basis, management evaluates its estimates, including those related to bad debts, intangible assets, self-insurance liabilities, income taxes, contingencies and litigation. Actual results could differ from those estimates.

CASH EQUIVALENTS

At January 31, 2003 and 2002, cash equivalents (consisting principally of money market funds and instruments with maturities at date of purchase of three months or less) had a cost approximately equal to market value.

INVENTORIES

Inventories (consisting primarily of food, beverage and retail inventories) are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income.

Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	15–45 years
Equipment, furniture and fixtures	3–15 years
Leasehold interests and improvements	5–16 years

CAPITALIZED INTEREST

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Capitalization of interest ceases when a project is substantially complete or construction activities are no longer underway. The amounts capitalized during the years ended January 31, 2003, 2002 and 2001, were $13.2 million, $1.0 million and $1.6 million, respectively.

LONG-LIVED ASSETS

Long-lived assets are comprised of goodwill, indefinite-life intangible assets, property and equipment and other assets. Accounting for goodwill and indefinite-life intangible assets is discussed in Note 4 and Note 7, respectively. Property and equipment and other assets are reviewed for impairment, on a property by property basis (the lowest level for which there are identifiable cash flows), whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Pursuant to applicable accounting rules, an estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired based on expected future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, is recognized in the consolidated statements of income. Assets to be disposed of are reported at the lower of their carrying amount or estimated net realizable value.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144, which was adopted by the Company in fiscal 2003, supercedes Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), and portions of other accounting statements. The provisions applicable to the Company under SFAS 144 are substantially the same as those under SFAS 121.

Pursuant to SFAS 121, the Company determined that the carrying values of its two Jean properties, Gold Strike and Nevada Landing, exceeded their fair values and, accordingly, recognized an impairment loss of $52.0 million in fiscal 2002. The properties' fair values were determined based upon several valuation approaches, including discounted future cash flows and cash flow multiples. The write-down was attributable to a downturn in operating results at these properties over the past few years due to the continued expansion of Native American casinos in California. Of the $52.0 million write-down, $17.9 million represented goodwill.

SELF-INSURANCE

The Company is self-insured up to certain limits for workers' compensation and employee medical claims. Self-insurance reserves are estimated based on the Company's claims experience and are included in accrued liabilities on the consolidated balance sheets.

TREASURY STOCK

Shares purchased and placed in treasury are valued at cost. Shares are removed from treasury using the first-in, first-out method. Interest charges and other fees related to the Company's equity forward agreements are included in treasury stock, net of the related tax benefit. (See Note 16 – Equity Forward Agreements.)

REVENUE RECOGNITION

Casino revenue is derived primarily from patrons wagering on slot machines, table games and other gaming activities. Table games typically include Blackjack or Twenty One, Craps, Baccarat and Roulette. Other gaming activities include Keno, Poker and Race and Sports. Casino revenues represent the net difference between the sums received as winnings and the sums paid as losses. Incentives, such as discounts to induce casino play and player club points (discussed more fully below), are deducted from gross casino revenues.

Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as complimentary allowances.

The estimated cost of providing such complimentary allowances, as they relate to the casino department, was included in casino expenses as follows:

	Year ended January 31,		
(in thousands)	2003	2002	2001
Rooms	$ 17,368	$ 19,341	$ 18,580
Food and beverage	89,218	93,405	94,440
Other	10,972	13,405	11,042
	$117,558	$126,151	$124,062

PLAYERS' CLUB POINTS

The Company's players' club allows customers to earn "points" based on the volume of their gaming activity. These points are redeemable for cash rebates and/or certain complimentary services. Points are accrued based upon their historical redemption rate multiplied by the cash value or the cost of providing the applicable complimentary services. Casino revenues were reduced by the value of players' club points earned of $30.0 million, $28.3 million and $28.4 million in the years ended January 31, 2003, 2002 and 2001, respectively.

PREOPENING EXPENSES

Preopening expenses consist principally of direct incremental personnel costs and advertising and marketing expenses. In accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, preopening expenses are expensed as incurred.

For the year ended January 31, 2003, preopening expenses of $4.6 million related primarily to the new convention center at Mandalay Bay that opened in January 2003. For the year ended January 31, 2002, preopening expenses of $2.2 million also related primarily to the new convention center. For the year ended January 31, 2001, preopening expenses of $1.8 million related to the Shark Reef at Mandalay Bay, which opened June 2000.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, while diluted earnings per share reflects the impact of additional dilution for all potentially dilutive securities, such as stock options.

The table below reconciles weighted average shares outstanding used to calculate basic earnings per share with the weighted average shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.

(in thousands, except per share data)	Year ended January 31, 2003	2002	2001
Net income	$115,603	$53,044	$119,700
Weighted average shares outstanding (basic earnings per share)	67,556	72,799	78,335
Stock options	2,524	1,661	1,366
Equity forward contract	78	—	—
Weighted average shares outstanding (diluted earnings per share)	70,158	74,460	79,701
Basic earnings per share	$ 1.71	$ .73	$ 1.53
Diluted earnings per share	$ 1.65	$ .71	$ 1.50

STOCK-BASED COMPENSATION

The Company has various employee stock option plans as more fully described in Note 14 – Stock Options. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides that companies may elect to account for employee stock options using a fair value method or continue to apply the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to continue to apply APB 25 and related interpretations in accounting for its stock option plans using the intrinsic value method. Intrinsic value represents the excess, if any, of the market price of the underlying common stock at the grant date over the exercise price of the stock options. Since all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant, no compensation expense related to stock options was reflected in net income. Had compensation expense related to stock options been determined in accordance with the fair value recognition provisions of SFAS 123, the effect on the Company's net income and basic and diluted earnings per share would have been as follows:

(in thousands, except share data)	Year ended January 31, 2003	2002	2001
Net income as reported	$115,603	$ 53,044	$119,700
Less total stock-based employee compensation expense determined using the fair value method, net of tax	(8,224)	(10,415)	(5,296)
Pro forma net income	$107,379	$ 42,629	$114,404
Net income per share (basic) as reported	$ 1.71	$ .73	$ 1.53
Pro forma net income per share (basic)	1.59	.59	1.46
Net income per share (diluted) as reported	$ 1.65	$ .71	$ 1.50
Pro forma net income per share (diluted)	1.53	.57	1.44

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	Year ended January 31,		
	2003	2002	2001
Expected stock price volatility	40.7%	41.9%	45.1%
Risk-free interest rate	2.3%	4.2%	4.6%
Expected option lives (years)	4.1	2.9	3.4
Dividend yield	0.0%	0.0%	0.0%
Estimated fair value of options granted (per share)	$9.58	$6.10	$6.25

COMPREHENSIVE INCOME

Comprehensive income is a broad concept of an enterprise's financial performance that includes all changes in equity during a period that arise from transactions and economic events from nonowner sources. Comprehensive income is net income plus "other comprehensive income," which consists of revenues, expenses, gains and losses that do not affect net income under accounting principles generally accepted in the United States. Other comprehensive income for the Company includes adjustments for minimum pension liability and adjustments to interest rate swaps, net of tax.

The accumulated other comprehensive loss reflected on the balance sheet consisted of the following:

	January 31,	
(in thousands)	2003	2002
Minimum pension liability adjustment	$11,370	$ 5,799
Adjustment to interest rate swaps	5,550	16,103
Accumulated other comprehensive loss	$16,920	$21,902

RECLASSIFICATIONS

During fiscal 2003, the Company changed its presentation of equity in earnings of unconsolidated affiliates, which was previously reported as a component of revenues. The Company now reports equity in earnings of unconsolidated affiliates as a separate component of income from operations on the consolidated statements of income under a separate caption titled "Equity in Earnings of Unconsolidated Affiliates." Prior years have been reclassified to conform with the new presentation. This reclassification had no effect on previously reported income from operations or net income.

The consolidated financial statements for prior years reflect certain other reclassifications to conform to classifications adopted in the current year. These reclassifications had no effect on previously reported net income.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required under Emerging Issues Task Force Issue 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that SFAS 146 will not have a significant impact on its results of operations or financal position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" ("Interpretation 45"). Interpretation 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions of Interpretation 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are generally effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes that Interpretation 45 will not have a significant impact on its results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue to account for stock-based employee compensation using the intrinsic value method under APB Opinion 25 (see Stock-Based Compensation above).

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"). Interpretation 46 addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities are commonly referred to as "special purpose entities." The provisions of Interpretation 46 are required to be applied prospectively for all variable interest entities created after January 31, 2003. The Company believes that Interpretation 46 will not have a significant impact on its results of operations or financial position.

Note 2. ACCOUNTS RECEIVABLE

The Company extends credit to approved casino customers. These receivables are the principal financial instruments that potentially subject the Company to concentration of credit risk. The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value. As of January 31, 2003, management believes that there are no concentrations of credit risk for which an allowance has not been established and recorded. The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside. Bad debt expense was $7.2 million, $20.4 million and $21.3 million for the years ended January 31, 2003, 2002 and 2001, respectively.

Accounts receivable consisted of the following:

	January 31,	
(in thousands)	2003	2002
Casino	$ 47,307	$ 64,036
Hotel	28,129	20,601
Other	7,137	9,139
	82,573	93,776
Less-allowance for doubtful accounts	(27,270)	(35,404)
	$ 55,303	$ 58,372

The above allowance for doubtful accounts includes $25.7 million and $32.8 million related to casino receivables at January 31, 2003 and 2002, respectively.

Note 3. PROPERTY, EQUIPMENT AND LEASEHOLD INTERESTS

Property, equipment and leasehold interests consisted of the following:

(in thousands)	January 31, 2003	2002
Land and land leases	$ 396,794	$ 395,805
Buildings and improvements	3,263,074	3,037,800
Equipment, furniture and fixtures	737,566	674,830
Leasehold interests and improvements	8,646	8,664
	4,406,080	4,117,099
Less – accumulated depreciation and amortization	(1,266,465)	(1,162,203)
	3,139,615	2,954,896
Construction in progress	62,020	94,916
	$ 3,201,635	$ 3,049,812

Note 4. GOODWILL

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 provides that goodwill will no longer be amortized, but will instead be reviewed for impairment at least annually. SFAS 142 was adopted by the Company on February 1, 2002.

As of February 1, 2002, the Company had approximately $45.4 million of unamortized goodwill. Most of this total related to the fiscal 2000 purchase of an additional ownership interest in the joint venture which operates MotorCity Casino. In accordance with SFAS 142, each property with assigned goodwill is to be valued as an operating entity. If the fair value of the operating entity is greater than the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is greater than the fair value of the operating entity, the assets and liabilities of the operating entity need to be valued. The difference between the fair value of the operating entity and the fair value of the assets represents the implied fair value of goodwill. To the extent that the implied fair value of goodwill is less than the book value of goodwill, an impairment charge must be recognized as a cumulative effect of a change in accounting principle upon adoption.

The Company previously completed its implementation analysis of the goodwill arising from its prior acquisitions. For purposes of this analysis, the fair value of the operating entities was determined using a combination of a discounted cash flow model and a valuation multiple or, in certain instances, an independent appraisal. Based upon this analysis, the Company recorded an impairment charge of $1.9 million, representing the unamortized goodwill associated with the June 1, 1995 acquisition of the Railroad Pass Hotel and Casino. This charge was reflected as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2003.

The Company has also completed its annual review of impairment for fiscal 2003, pursuant to which it recorded an impairment loss of $5.4 million, representing the unamortized goodwill associated with the February 1, 1983 acquisition of the Edgewater Hotel and Casino in Laughlin, Nevada. A decline in income from operations at that property, along with lowered expectations for the Laughlin market, indicated impairment.

On December 14, 1999, the Company purchased an additional ownership interest in a joint venture which operates MotorCity Casino, a casino in Detroit, Michigan, bringing its total ownership interest in the joint venture to 53.5%. The excess of the purchase price over the fair market value of the net assets acquired amounted to $38.4 million.

On June 1, 1995, the Company completed its acquisition of a group of properties (collectively, the "Gold Strike Properties") consisting of (i) two hotel/casino facilities in Jean, Nevada (see Note 1 regarding an impairment loss at these properties); (ii) a hotel/casino in Henderson, Nevada; (iii) a 50% interest in a joint venture which owns Grand Victoria, a riverboat casino and land-based entertainment complex in Elgin, Illinois; and (iv) a 50% interest in a joint venture which owns Monte Carlo, a major hotel/casino on the Las Vegas Strip. The excess of the purchase price over the fair market value of the net assets acquired amounted to $394.5 million.

When the Gold Strike acquisition was consummated, the Company recorded the entire excess of the purchase price over the fair market value of net assets acquired as goodwill. However, the majority of the excess related to the value of the investments in Grand Victoria and Monte Carlo. Since the amount was not assigned to the specific assets (e.g., property and equipment) of the joint ventures, it was properly treated as goodwill. With the adoption of SFAS 142, it was determined that goodwill related to investments in unconsolidated affiliates should be reviewed differently for impairment than other goodwill. Therefore, unamortized goodwill of $309.2 million at January 31, 2002 was reclassified to investment in unconsolidated affiliates. This reclassification had no impact on the Company's reported net income.

On November 1, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas. The excess of the purchase price over the fair market value of the net assets acquired amounted to $4.2 million.

The Company recorded goodwill amortization of $11.8 million in each of the years ended January 31, 2002 and 2001. Had SFAS 142 been in effect for these prior periods, the Company would have reported the following:

	Year ended January 31,	
(in thousands)	2002	2001
Net income as reported	$53,044	$119,700
Goodwill amortization	11,801	11,801
Adjusted net income	$64,845	$131,501
Adjusted net income per share – basic	$ .89	$ 1.68
Adjusted net income per share – diluted	$ .87	$ 1.65

Note 5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of these companies. The investment balance also includes interest capitalized during construction. Investments in unconsolidated affiliates consisted of the following:

(in thousands)	January 31, 2003	2002
Circus and Eldorado Joint Venture (50%)		
(Silver Legacy, Reno, Nevada)	$ 57,615	$ 77,029
Elgin Riverboat Resort (50%)		
(Grand Victoria, Elgin, Illinois)	249,040	251,022
Victoria Partners (50%)		
(Monte Carlo, Las Vegas, Nevada)	266,690	226,035
	$573,345	$554,086

The investment balances for Grand Victoria and Monte Carlo are greater than the carrying values of the net assets of the respective unconsolidated affiliates due primarily to goodwill recognized when the Company acquired the investments. (See Note 4 – Goodwill.) In July 2002, the Company made an additional equity contribution of $43.5 million to Victoria Partners. These funds, along with an identical equity contribution by the Company's partner, were used to payoff the remaining balance on Monte Carlo's credit facility.

The Company's unconsolidated affiliates operate with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 2002 and 2001 is as follows:

(in thousands)	2002	2001
Current assets	$118,791	$116,709
Property and other assets, net	643,854	655,147
Current liabilities	86,876	182,193
Long-term debt and other liabilities	170,285	135,000
Equity	505,484	454,663

Selected results of operations for each of the unconsolidated affiliates for the years ended December 31, 2002, 2001 and 2000 are as follows:

	December 31, 2002			
(in thousands)	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$159,432	$402,869	$250,317	$812,618
Expenses	129,124	300,803	184,268	614,195
Operating income	30,308	102,066	66,049	198,423
Net income	16,766	102,683	64,979	184,428

(in thousands)	December 31, 2001			
	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$164,677	$410,248	$256,586	$831,511
Expenses	130,595	284,101	189,737	604,433
Operating income	34,082	126,147	66,849	227,078
Net income	21,120	127,594	62,575	211,289

(in thousands)	December 31, 2000			
	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$177,489	$394,438	$276,558	$848,485
Expenses	140,246	278,571	198,002	616,819
Operating income	37,243	115,867	78,556	231,666
Net income	21,770	117,594	72,348	211,712

Note 6. OTHER INVESTMENTS

The Company has adopted a Supplemental Executive Retirement Plan ("SERP"), a defined benefit plan pursuant to which the Company pays supplemental pension benefits to certain key employees upon retirement. The SERP is an unfunded plan. However, the Company is informally funding the plan through life insurance contracts on the participants. These life insurance contracts had cash surrender values of $35.2 million and $28.6 million at January 31, 2003 and 2002, respectively. (See Note 13 – Employee Retirement Plans for additional information regarding the SERP.)

Note 7. INTANGIBLE DEVELOPMENT COSTS

On August 2, 2002, the Detroit City Council approved a revised development agreement pursuant to which MotorCity Casino will expand its current facility by December 31, 2005. Under the revised development agreement, MotorCity Casino paid the City of Detroit $17 million in October 2002. MotorCity is required to pay another $10 million in four equal installments before June 2003, and an additional $17 million in 12 equal monthly installments beginning June 1, 2003. MotorCity is further obligated, through letters of credit issued by the Company, to fund approximately $49.4 million to repay bonds issued by the Economic Development Corporation of the City of Detroit. The Company recorded an intangible asset of $93.4 million, representing the total of the above obligations. As of January 31, 2003, the remaining unpaid obligation is $73.9 million ($18.9 million current portion). These intangible development costs have an indefinite life. (See Note 17 – Commitments and Contingent Liabilities for additional details regarding the Company's Detroit joint venture.)

Note 8. DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets consisted of the following:

(in thousands)	January 31,	
	2003	2002
Debt issuance costs, net	$31,877	$38,893
Intangible asset related to SERP	21,833	22,992
Other	39,255	23,068
	$92,965	$84,953

The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and in connection with its credit facilities. Debt issuance costs are capitalized when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method. The amortization of debt issuance costs included in interest expense was $7.6 million, $6.5 million and $4.9 million for the years ended January 31, 2003, 2002 and 2001, respectively.

The Company accounts for its SERP according to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). SFAS 87 requires the recognition of an intangible asset in an amount equal to the additional minimum liability, provided that such intangible asset may not exceed the amount of unrecognized prior service cost and unrecognized net obligation. The amount by which the additional minimum liability exceeds unrecognized prior service cost and unrecognized net obligation is recorded as a negative component of stockholders' equity through comprehensive income (net of related tax benefits). (See Note 13 – Employee Retirement Plans for additional information regarding the SERP.)

Note 9. LONG-TERM DEBT

Long-term debt consisted of the following:

(in thousands)	January 31, 2003	2002
Amounts due under bank credit agreements at floating interest rates, weighted average of 3.2% and 3.6%	$ 660,000	$ 380,000
Amounts due under majority-owned joint venture revolving credit facility at floating interest rates, weighted average of 2.8% and 3.3%	20,000	64,000
6¾% Senior Subordinated Notes due 2003 (net of unamortized discount of $7 and $23)	149,993	149,977
9¼% Senior Subordinated Notes due 2005	275,000	275,000
6.45% Senior Notes due 2006 (net of unamortized discount of $132 and $176)	199,868	199,824
10¼% Senior Subordinated Notes due 2007	500,000	500,000
9½% Senior Notes due 2008	200,000	200,000
9⅜% Senior Subordinated Notes due 2010 (net of unamortized discount of $1,877 and $2,142)	298,123	297,858
7⅝% Senior Subordinated Debentures due 2013	150,000	150,000
7.0% Debentures due 2036 (net of unamortized discount of $79 and $92)	149,921	149,908
6.70% Debentures due 2096 (net of unamortized discount of $40 and $88)	149,960	149,912
Other notes	4,381	4,859
	2,757,246	2,521,338
Current portion of long-term debt	(20,284)	(39,251)
Debt premium from termination of reverse interest rate swaps (See Note 10)	26,631	—
	$2,763,593	$2,482,087

In August 2001, the Company replaced its $1.8 billion unsecured credit facility, dated May 23, 1997, with three separate facilities that totaled $1.25 billion. These credit facilities included a $150 million capital markets term loan facility which was paid in full using a portion of the net proceeds received from the issuance of $300 million of Senior Subordinated Notes in December 2001 (discussed more fully below), thus reducing the borrowing capacity to $1.1 billion under the two remaining facilities. The remaining credit facilities, which are for general corporate purposes, include a $250 million term loan facility, the entire amount of which was outstanding at January 31, 2003, and an $850 million revolving facility, $410 million of which was outstanding at January 31, 2003. Each of the credit facilities is unsecured and provides for the payment of interest, at the Company's option, either at a rate equal to or an increment above the higher of the Bank of America, N.A. "prime rate" and the Federal Reserve Board "Federal Funds Rate" plus 50 basis points or, alternatively, at a Eurodollar-based rate. The entire principal amount outstanding under the credit facilities becomes due and payable on August 21, 2006, unless the maturity date is extended with the consent of the lenders. While the debt instruments issued under the above credit facilities are short term in tenor, they are classified as long-term debt because it is management's intention to continue to replace such borrowings on a rolling basis as various instruments come due and to have such borrowings outstanding for longer than one year. The fair value of the debt issued under the credit facilities approximates the carrying value of the debt.

Each of the credit facilities includes financial covenants regarding total debt and interest coverage and contains covenants that limit the Company's ability, among other things, to dispose of assets, make distributions on its capital stock, engage in a merger, incur liens and engage in transactions with its affiliates. In December 2001, the Company amended the covenants under each of its credit facilities to provide for more liberal tests for total debt and interest coverage. These amendments were obtained to address the impact of the terrorist attacks that occurred on September 11, 2001. In February 2003, the Company again amended the covenants under each of its credit facilities. These amendments modify the definition of "Adjusted EBITDA" with respect to the Company's 53.5% ownership in MotorCity Casino in Detroit, Michigan. As previously defined in the credit facilities, Adjusted EBITDA included only the cash distributions the Company actually received from MotorCity Casino. Under the amended definition, Adjusted EBITDA will include the Company's 53.5% share of the Adjusted EBITDA of MotorCity Casino, whether or not distributed. These amendments also provide for a more liberal test for total debt coverage during the fiscal year ending January 31, 2004. At January 31, 2003, the Company was in compliance with all of the covenants in its credit facilities and, under the most restrictive loan covenant, was restricted from issuing additional debt in excess of approximately $273.1 million.

On December 14, 1999, the Company acquired an additional 8.5% ownership interest in the joint venture that owns and operates MotorCity Casino in Detroit, Michigan, bringing the total ownership interest to 53.5%. Therefore, long-term debt of that joint venture is reflected as an obligation of the Company. In June 1999, the joint venture entered into a $150 million reducing revolving credit facility which matures on June 30, 2003. The credit facility reduces by fixed amounts quarterly and contains financial covenants regarding total debt, capital expenditures and investments. At January 31, 2003, the joint venture was in compliance with all of these covenants. The credit facility, which is guaranteed by the Company, was used primarily to develop and construct the current casino facility. The fair value of the debt issued under the credit facility approximates the carrying amount of the debt.

On December 20, 2001, the Company issued $300 million principal amount of 9³/₈% Senior Subordinated Notes due February 2010 (the "9³/₈% Notes"), with interest payable each February and August. The 9³/₈% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. The 9³/₈% Notes, which were discounted to $297.8 million, are not subject to any sinking fund requirements. The net proceeds from this issuance were used to repay borrowings under the Company's credit facilities. As of January 31, 2003, the estimated fair value of the 9³/₈% Notes was $318.0 million, based on their trading price.

On August 16, 2000, the Company issued $200 million principal amount of 9¹/₂% Senior Notes due August 2008 (the "9¹/₂% Notes"), with interest payable each February and August. The 9¹/₂% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. The 9¹/₂% Notes are not subject to any sinking fund requirements. The net proceeds from this issuance were used to repay borrowings under the Company's credit facility. As of January 31, 2003, the estimated fair value of the 9¹/₂% Notes was $222.0 million, based on their trading price.

On July 24, 2000, the Company issued $500 million principal amount of 10¼% Senior Subordinated Notes due August 2007 (the "10¼% Notes"), with interest payable each February and August. The 10¼% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. A portion of the 10¼% Notes are also redeemable at the option of the Company prior to August 1, 2003 with the proceeds of a public offering of equity securities. The 10¼% Notes are not subject to any sinking fund requirements. The net proceeds from this issuance were used to repay borrowings under the Company's credit facility. As of January 31, 2003, the estimated fair value of the 10¼% Notes was $540.0 million, based on their trading price.

In November 1998, the Company issued $275 million principal amount of 9¼% Senior Subordinated Notes due December 2005 (the "9¼% Notes"), with interest payable each June and December. The 9¼% Notes are redeemable at the option of the Company, in whole or in part, beginning December 1, 2002 at prices declining annually to 100% on or after December 1, 2004. The 9¼% Notes are not subject to any sinking fund requirements. As of January 31, 2003, the estimated fair value of the 9¼% Notes was $283.3 million, based on their trading price.

In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0% Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due November 2096 (the "6.70% Debentures"). The 6.70% Debentures may be redeemed at the option of the holder in November 2003. Both the 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2003, the estimated fair value of the 7.0% Debentures was $147.8 million and the estimated fair value of the 6.70% Debentures was $150.8 million, based on their trading prices.

In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2003, the estimated fair value of the 6.45% Notes was $200.0 million, based on their trading price.

In July 1993, the Company issued $150 million principal amount of 6¾% Senior Subordinated Notes (the "6¾% Notes") due July 2003 and $150 million principal amount of 7⅝% Senior Subordinated Debentures (the "7⅝% Debentures") due July 2013, with interest payable each July and January. The 6¾% Notes, which were discounted to $149.8 million, and the 7⅝% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2003, the estimated fair value of the 6¾% Notes was $151.5 million and the estimated fair value of the 7⅝% Debentures was $145.5 million, based on their trading prices.

Required annual principal payments as of January 31, 2003 are as follows:

Year ending January 31, (in thousands)	
2004	$ 20,284
2005	284
2006	275,284
2007	1,160,105
2008	500,284
Thereafter	801,005
	$2,757,246

Note 10. INTEREST RATE SWAPS

The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. Under this policy, the Company may use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, and the instruments qualify for hedge accounting, they are accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Otherwise, gains and losses are not recognized except to the extent that the financial instrument is disposed of prior to maturity. Net interest paid or received pursuant to the financial instrument is included as interest expense in the period.

The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's credit facilities. The Company has an interest rate swap agreement under which it pays a fixed interest rate of 6.4% and receives a variable interest rate of 1.4% at January 31, 2003 on $200 million notional amount, which terminates in fiscal 2004. Three swaps with a combined notional amount of $350 million terminated in fiscal 2003.

In June 2002, the Company entered into two "reverse" interest rate swap agreements ("fair value hedges") with a member of its bank group. Pursuant to these agreements, the Company received a fixed interest rate of 9.25% and paid a variable interest rate (based on LIBOR plus 4.31%) on $275 million notional amount, and received a fixed rate of 6.45% and paid a variable interest rate (based on LIBOR plus 1.63%) on $200 million notional amount. The $275 million swap was scheduled to terminate in December 2005 and the $200 million swap was scheduled to terminate in February 2006.

In August 2002, the Company entered into two additional "reverse" interest rate swap agreements ("fair value hedges") with members of its bank group. Pursuant to these agreements, the Company received a fixed interest rate of 10.25% and paid a variable interest rate (based on LIBOR plus 5.97%) on $250 million notional amount, and received a fixed rate of 10.25% and paid a variable interest rate (based on LIBOR plus 5.86%) on $250 million notional amount. Both of these swaps were scheduled to terminate in August 2007.

In October 2002, the Company elected to terminate the four "reverse" swaps. The Company received $28.9 million, in cash, representing the fair market value of the swaps and recorded corresponding debt premiums which will be amortized to interest expense, using an effective interest rate method, over the remaining lives of the related debt instruments. The amortization of the debt premium for the fiscal year ended January 31, 2003 was $2.3 million. This amortization is estimated to be $7.1 million in the fiscal year ending January 31, 2004.

The net effect of all the above swaps resulted in additional interest expense of $12.9 million for the year ended January 31, 2003.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 2003, the Company would have had to pay a net amount of $7.6 million based on quoted market values from the various financial institutions holding the swaps.

The above swaps meet the criteria for hedge accounting established by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which the Company adopted in fiscal 2002. The Company reports its swap related assets and liabilities on a net basis in "Other Long-term Liabilities". The fair market value of the swaps designated as cash flow hedges increased by $16.5 million ($10.6 million, net of tax) during the year ended January 31, 2003, which decreased the net liability, with the corresponding income included as other comprehensive income. The above increase in the fair market value included $12.7 million representing the effect of the swaps that terminated during fiscal 2003. With respect to swaps designated as fair value hedges, because these swaps were terminated, the corresponding fair values of $9.4 million recorded in the second quarter have been removed from the net liability and long-term debt. The fair value received from the early termination was recorded as a debt premium and will be amortized to interest expense, as discussed previously.

Note 11. LEASING ARRANGEMENTS

In October 1998, the Company entered into a $200 million operating lease agreement with a group of financial institutions to lease equipment at Mandalay Bay.

In December 2001, the Company entered into a series of sale and leaseback agreements totaling $130.5 million with a group of financial institutions, covering equipment located at several Nevada properties. The sale of the equipment resulted in the recognition of a net deferred gain of $28.3 million, a substantial portion of which was subsequently reversed when the Company exercised its purchase option on some of the equipment (see below). The remaining unamortized deferred gain of approximately $10.3 million will be reversed upon termination of the lease, assuming the Company again exercises its purchase option. The proceeds from these leases were used to reduce borrowings outstanding under the Company's revolving credit facility.

On July 31, 2002, the Company exercised its purchase option under a $12.5 million aircraft lease agreement (part of the $130.5 million lease agreements entered into in December 2001) pursuant to which it paid $12.0 million to reacquire the aircraft and reversed $11.5 million of related deferred gain, which represented the remaining unamortized balance. On September 30, 2002, the Company exercised its purchase option under a $5.5 million aircraft lease agreement (also part of the $130.5 million lease agreements entered into in December 2001). Pursuant to this purchase option, the Company paid $5.1 million to reacquire the aircraft and reversed $4.9 million of related deferred gain, which represented the remaining unamortized balance.

The Company entered into the above operating leases solely to provide greater financial flexibility. The rent expense related to these operating leases is reported separately in the consolidated statements of income as operating lease rent. The operating lease agreements contain financial covenants regarding total debt and interest coverage that are similar to those under the Company's credit facilities. The agreements also contain covenants regarding equipment maintenance, insurance requirements and prohibitions on liens. As of January 31, 2003, the Company was in compliance with all of the covenants in these agreements.

The leases provide that, at termination, the Company may elect to purchase the equipment for a stated purchase option amount which is equal to the estimated fair value of the equipment at that date, as determined by an independent appraisal. If the Company chooses not to purchase the equipment, it may be obligated to pay additional amounts under the lease provisions if such equipment cannot be sold for the appraised fair value.

The following table summarizes these operating lease agreements. The two aircraft operating lease agreements dated December 28, 2001 are not reflected in the table since the purchase option under each agreement has been exercised, as discussed previously.

Summary of Operating Lease Agreements (in thousands)

Date of agreement	10/30/98	12/21/01	Total
Initial value of leased equipment	$200,000	$112,500	$312,500
Purchase option at January 31, 2003[1]	$122,500	$ 93,700	$216,200
Current termination date	6/30/03	12/21/04	
Purchase option at current termination[1]	$113,900	$ 56,300	$170,200
Maximum extended termination date[2]	6/30/03	12/21/05	
Purchase option at maximum termination[1]	$113,900	$ 45,000	$158,900

(1) Represents estimated fair value at that date based upon independent appraisal.
(2) Assumes election of all available renewal periods.

The Company also leases various storage facilities and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule of future minimum rental payments required as of January 31, 2003 under operating leases that have lease terms in excess of one year:

Year ending January 31, (in thousands)	
2004	$32,917
2005	22,152
2006	722
2007	386
2008	247
Thereafter	5,610
	$62,034

Rent expense for all leases accounted for as operating leases was as follows:

(in thousands)	Year ended January 31, 2003	2002	2001
Operating rent expense	$51,125	$34,071	$43,222

Note 12. INCOME TAXES

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At January 31, 2003, the Company believes that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and projected taxable income in the future. Accordingly, there is no valuation allowance at January 31, 2003.

The components of the provision for income taxes were as follows:

(in thousands)	Year ended January 31, 2003	2002	2001
Current			
Federal	$46,446	$39,147	$53,716
State	1,504	1,438	1,417
	47,950	40,585	55,133
Deferred (see below)			
Federal	29,919	(623)	19,559
	$77,869	$39,962	$74,692

The Company recognized a tax benefit of $15.0 million, $1.3 million and $2.7 million related to the exercise of stock options for the fiscal years ended January 31, 2003, 2002 and 2001, respectively. Such amounts reduced current taxes payable and increased additional paid-in capital.

The components of deferred income tax expense were as follows:

(in thousands)	Year ended January 31, 2003	2002	2001
Additional depreciation resulting from the use of accelerated methods for tax purposes	$15,077	$ 10,064	$20,956
Nondeductible loss resulting from asset impairment	—	(11,935)	—
Effect of expensing preopening costs for financial statement purposes versus amortizing over five years for tax purposes	3,830	3,832	4,409
Pension plan expense not deductible for tax purposes and market value adjustment	(3,969)	(5,594)	(1,587)
Book reserve for bad debts not deductible for tax purposes until written off	2,884	6,344	(6,643)
Difference between book and tax basis of investments in unconsolidated affiliates	1,797	(2,553)	(1,822)
Prepaid gaming taxes	1,289	49	314
Entertainment production costs	1,314	(1,127)	—
Property tax	1,382	94	(271)
Other, net	6,315	203	4,203
	$29,919	$ (623)	$19,559

The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate was as follows:

	Year ended January 31, 2003	2002	2001
Federal statutory tax rate	35.0%	35.0%	35.0%
Nondeductible goodwill impairment	1.3	6.7	—
Nondeductible goodwill amortization	—	3.8	1.8
Other, net	3.9	(2.5)	1.6
Effective tax rate	40.2%	43.0%	38.4%

The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 2003 and 2002, were as follows:

(in thousands)	January 31, 2003	2002
Deferred tax liabilities		
Property and equipment	$221,662	$205,434
Investments in unconsolidated affiliates	14,205	10,671
Other	12,982	1,061
Gross deferred tax liabilities	248,849	217,166
Deferred tax assets		
Accrued vacation benefits	8,137	9,232
Bad debt reserve	9,159	3,510
Preopening expenses	4,875	9,762
Pension plan	8,122	5,176
Other	7,427	7,784
Gross deferred tax assets	37,720	35,464
Net deferred tax liabilities	$211,129	$181,702

Note 13. EMPLOYEE RETIREMENT PLANS

Approximately 36% of the Company's employees (excluding unconsolidated affiliates) are covered by union-sponsored, collectively bargained, multi-employer defined benefit pension plans. The Company contributed $11.0 million, $9.2 million and $13.2 million during the years ended January 31, 2003, 2002 and 2001, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan include "automatic" contributions based on employees' years of service, and "matching" contributions based on employees' contributions. Employees vest in Company contributions over a period of six years. MotorCity Casino also has a profit sharing and investment plan covering primarily union employees. Contributions to both plans are funded with cash and were approximately $7.2 million, $6.3 million and $5.4 million in the years ended January 31, 2003, 2002 and 2001.

On June 18, 1998, the Company adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP is a defined benefit plan pursuant to which the Company pays supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service, compensation and SERP tier.

The following information summarizes activity in the SERP:

(in thousands)	Year ended January 31, 2003	2002	2001
Changes in Projected Benefit Obligation			
Projected benefit obligation at beginning of year	$ 55,498	$ 31,548	$ 20,763
Service cost	3,490	3,089	1,783
Interest cost	3,979	3,329	1,713
Additional liability[1]	244	11,622	1,100
Actuarial losses[5]	12,106	6,630	6,436
Benefits paid	(1,212)	(720)	(247)
Projected benefit obligation at end of year	$ 74,105	$ 55,498	$ 31,548
Fair Value of Plan Assets[2]	$ —	$ —	$ —
Reconciliation of Funded Status			
Funded status	$(74,105)	$(55,498)	$(31,548)
Unrecognized actuarial loss	29,065	17,719	11,585
Unrecognized prior service cost	21,833	22,992	12,712
Accrued net periodic pension cost	$(23,207)	$(14,787)	$ (7,251)
Amounts Recognized in the Consolidated Balance Sheets			
Accrued net periodic pension cost	$(23,207)	$(14,787)	$ (7,251)
Additional minimum liability	(39,326)	(31,914)	(23,179)
Intangible asset	21,833	22,992	12,712
Accumulated other comprehensive loss[3]	17,493	8,922	10,467
Net liability reflected in the consolidated balance sheet	$(23,207)	$(14,787)	$ (7,251)
Components of Net Periodic Pension Cost			
Current period service cost	$ 3,490	$ 3,089	$ 1,783
Interest cost	3,979	3,329	1,713
Amortization of prior service cost	1,402	1,342	933
Recognized net actuarial loss	761	496	181
Net expense[4]	$ 9,632	$ 8,256	$ 4,610
Weighted Average Assumptions			
Discount rate	6.7%	7.3%	8.0%
Rate of compensation increase	3.0%	3.0%	3.0%

(1) Consists of liability for prior service cost for new participants, plus certain prior year adjustments relating to years of credited service and compensation.

(2) While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $35.2 million, $28.6 million and $20.6 million at January 31, 2003, 2002 and 2001, respectively. The life insurance contracts had a face value of $178.2 million at January 31, 2003.

(3) Amount recorded in the Consolidated Statement of Stockholders' Equity is net of income tax of $6.1 million, $3.1 million and $3.7 million in the years ended January 31, 2003, 2002 and 2001, respectively.

(4) The periodic pension expense is included in departmental expenses.

(5) The increase in actuarial losses in fiscal 2003 was due primarily to the use of a lower discount rate to project benefit obligations. The change in this assumption reflects the decline in long-term fixed income investment returns.

Note 14. STOCK OPTIONS

The Company has various stock incentive plans for executive, managerial and supervisory personnel, as well as the Company's outside directors and consultants. All of the plans permit grants of options, and two of the plans also permit the grant of performance shares and restricted stock awards relating to the Company's common stock. As of January 31, 2003, the only awards granted pursuant to these plans were stock options, which are generally exercisable in one or more installments beginning not less than six months after the grant date.

Summarized information for stock options was as follows:

	Year ended January 31,					
	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	9,897,371	$16.24	5,615,940	$13.46	6,029,959	$13.70
Granted	185,000	27.22	4,631,500	19.33	655,500	15.99
Exercised	(2,232,668)	13.12	(308,269)	12.27	(940,061)	16.06
Canceled	(43,534)	16.88	(41,800)	14.92	(129,458)	18.36
Outstanding at end of year	7,806,169	17.39	9,897,371	16.24	5,615,940	13.46
Options exercisable at end of year	5,098,535	15.79	3,484,629	13.01	2,422,600	12.52
Options available for grant at end of year	3,257,324		6,790		4,885,990	

The following table summarizes information about stock options outstanding and exercisable at January 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.25 to $13.00	2,674,602	5.98	$12.90	2,467,468	$12.94
14.50 to 20.00	1,776,900	8.35	17.16	1,660,600	17.10
20.20 to 28.65	3,354,667	8.03	21.09	970,467	20.80
	7,806,169	7.40	17.39	5,098,535	15.79

Note 15. STOCK RELATED MATTERS

On July 14, 1994, the Company declared a dividend of one common stock purchase right (the "Rights") for each share of common stock outstanding at the close of business on August 15, 1994. Each Right entitles the holder to purchase from the Company one share of common stock at an exercise price of $125, subject to certain antidilution adjustments. The Rights become exercisable ten days after the earlier of an announcement that an individual or group has acquired 15% or more of the Company's outstanding common stock or the announcement of commencement of a tender offer for 15% or more of the Company's common stock.

In the event the Rights become exercisable, each Right (except the Rights beneficially owned by the acquiring individual or group, which become void) would entitle the holder to purchase, for the exercise price, a number of shares of the Company's common stock having an aggregate current market value equal to two times the exercise price. The Rights expire August 15, 2004, and may be redeemed by the Company at a price of $.01 per Right any time prior to their expiration or the acquisition of 15% or more of the Company's common stock. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors and are intended to cause substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Board of Directors.

The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

In June 2001, the Board of Directors authorized the purchase of up to 15% of Mandalay's common stock which remained outstanding after a prior share purchase authorization was fully utilized. Assuming the Company purchases all of the shares it's entitled to acquire pursuant to the equity forward agreements discussed in Note 16, the additional shares that may be purchased as of January 31, 2003, as authorized by the Board of Directors, would be approximately .3 million. (See Note 18 – Subsequent Events for information regarding the settlement of the equity forward agreements.) In March 2003, the Board authorized the purchase of up to an additional 10 million shares of Mandalay's common stock. Any share purchases the Company may make in the future pursuant to this authorization will be dependent upon market conditions, and are expected to be made in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934.

During the year ended January 31, 2003, the Company purchased 7.5 million shares of its common stock at a cost of $220.9 million. In fiscal 2002 and 2001, the Company purchased 5.2 million shares of its common stock at a cost of $125.9 million and 14.5 million shares of its common stock at a cost of $247.1 million, respectively. These amounts do not include interim settlements under the Company's equity forward agreements.

Note 16. EQUITY FORWARD AGREEMENTS

To facilitate its purchase of shares of its common stock, the Company entered into equity forward agreements with Bank of America ("B of A" or "the Bank") providing for the Bank's purchase of up to an agreed amount of the outstanding common stock. Such purchases were to be in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934. The agreements, as amended, provide that on the settlement date of March 31, 2003, the Company will purchase from B of A the shares that the Bank then holds. For those shares, the Company will pay to B of A its acquisition cost (as adjusted by any interim settlements) plus accrued fees (the "Settlement Amount"). At its option, the Company may acquire all or a portion of the shares at an earlier date, or the Company may become obligated to acquire all or a portion of the shares at an earlier date under certain circumstances specified in the agreements. The agreements provide for interim settlements whereby the Company may deliver or receive shares at the end of each calendar quarter so that the aggregate market value of the shares held by B of A is equal to the remaining notional amounts of the agreements. The shares held by B of A at each interim settlement date are valued at the closing price of the stock on that date. To the extent that the value of the shares exceeds the notional amount, B of A delivers equivalent shares to the Company. To the extent the notional amount exceeds the value, the Company delivers equivalent shares to B of A.

Bank of America acquired a total of 6.9 million shares at a total cost of $138.7 million under these agreements. Pursuant to the interim settlement provisions and an amendment to the agreements, the Company received a net of 3.6 million shares and reduced the notional amount of the agreements by $38.7 million as of January 31, 2003. As of January 31, 2003, the Company was entitled to purchase the remaining 3.3 million shares from B of A for the notional amount of $100 million on the settlement date. (See Note 18 – Subsequent Events for information regarding the settlement of the equity forward agreements.) The table below summarizes the share purchase and interim settlement activity under these equity forward agreements through January 31, 2003.

Date	Description	Shares Acquired (Delivered) by BofA (in thousands)	Shares Acquired (Delivered) by Mandalay (in thousands)	Increase (Decrease) in Notional Amount (in thousands)
9/8/00	Original agreement	4,856	—	$100,000
3/21/01	Amendment (increase of notional amount)	1,246	—	24,933
6/30/01	Interim settlement	(1,543)	1,543	—
9/15/01	Amendment (increase of notional amount)	754	—	13,741
10/31/01	Interim settlement	938	(938)	(35,527)
1/31/02	Interim settlement	(2,438)	2,438	—
2/6/02	Amendment (contract extension to 3/31/03)	(116)	116	(3,147)
3/31/02	Interim settlement	(440)	440	—
6/30/02	Interim settlement	370	(370)	—
9/30/02	Interim settlement	(647)	647	—
12/31/02	Interim settlement	286	(286)	—
	Net amounts	3,266	3,590	$100,000

The Company incurs quarterly interest charges on the notional amount at a rate equal to LIBOR plus 1.95%. Total interest charges incurred from inception through January 31, 2003, amounted to $11.6 million, of which $3.8 million was incurred in fiscal 2003. In addition, the Company incurred structuring fees and commissions totaling $3.7 million, none of which were incurred in fiscal 2003. These interest charges and other fees are included in the cost of treasury stock, net of the related tax benefit.

Note 17. COMMITMENTS AND CONTINGENT LIABILITIES

MANDALAY BAY SUITES TOWER

The Company is currently building a new 1,122-suite hotel tower at Mandalay Bay. The 43-story tower will be located on the west side of the property. The new suites will average 750 square feet, among the largest room product in the Las Vegas market. The tower will also include meeting suites, a spa and fitness center, two restaurants and a lounge. The Company expects that the new suites will serve the demand generated by the new convention center. The tower broke ground during the third quarter of fiscal 2003 and should open in November 2003. The total cost of the project is estimated to be $230 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2003, the Company had incurred costs of $18.5 million related to this project.

RETAIL CENTER

The Company is constructing a retail center between Mandalay Bay and Luxor. The center will include approximately 90,000 square feet of retail space and approximately 35 stores and restaurants, including several upscale, internationally-branded retailers. Construction began in the third quarter, with an expected opening in Fall 2003. The cost is estimated to be approximately $30-$40 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2003, the Company had incurred costs of $10.7 million related to this project.

DETROIT

The Company participates with the Detroit-based Atwater Casino Group in a joint venture that owns and operates a casino in Detroit, Michigan. This joint venture is one of three groups which negotiated casino development agreements with the City of Detroit. The Company has a 53.5% ownership interest in the joint venture.

Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed through the joint venture's $150 million credit facility, which is secured by the assets associated with the casino. The Company has guaranteed this credit facility, which had a balance of $20 million at January 31, 2003. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with an expanded permanent hotel/casino project is contingent upon the receipt of all necessary governmental approvals, successful resolution of pending litigation and satisfaction of other conditions.

Results for fiscal 2003, include the write-off of $13.0 million of intangible costs associated with MotorCity Casino in Detroit. These intangible costs represent amounts paid by Mandalay to its partner, Atwater Casino Group, in exchange for a so-called "preference" (applicable to predecessors of Atwater Casino Group) to develop a casino in Detroit. Mandalay paid $13.0 million to Atwater Casino Group for its right to this preference, and ultimately, a gaming license was awarded to MotorCity Casino. However, in early 2002, preferences of this nature were declared unconstitutional by the federal courts. Furthermore, on August 2, 2002, MotorCity signed a Revised Development Agreement with the City of Detroit which provided for the development of a permanent casino on the site of the current temporary facility. As a result of these events, it was determined that the intangible preference had no value and should be written off.

Under the Revised Development Agreement, MotorCity Casino is to be expanded into a permanent facility at its current location by December 31, 2005. This permanent facility is currently expected to include 100,000 square feet of casino space, a 400-room hotel, a 1,200-seat theater, convention space and additional restaurants, retail and parking. Depending upon market conditions, the availability of additional land and the joint venture's ability to obtain reasonable financing, the joint venture could be required to construct an additional 400 rooms. Under the terms of the Revised Development Agreement, the joint venture paid the City $17 million in October 2002, and is to pay another $10 million in four equal installments before June 2003, and an additional $17 million in 12 equal monthly installments beginning June 1, 2003. Also, beginning January 1, 2006, the joint venture is to pay the City 1% of its adjusted casino revenues. If its casino revenues top $400 million in any given calendar year, the payment will be increased to 2% for that calendar year.

Under the terms of the operating agreement, the Company is to receive a management fee for a period of ten (10) years equal to 1.5% of the costs of the permanent casino facility. The management committee of the joint venture has made a preliminary determination that the management fee should be paid commencing on the date the Revised Development Agreement was signed, since that agreement provides for the existing facility to become the permanent facility. Pursuant to this determination, the Company recognized a management fee of $2.3 million in fiscal 2003 and expects to recognize approximately $4.5 million in management fees in fiscal 2004. Since the Company owns 53.5% of the joint venture, the net benefit of the management fees to the Company is 46.5% of the amounts shown.

Originally, the joint venture's permanent facility was to have been located on land along the Detroit River. The City's Economic Development Corporation issued bonds to finance the City's acquisition of that land, and Bank of America issued letters of credit totaling $50 million to secure (and ultimately make) the payments of principal and interest on those bonds. The Company then issued letters of credit totaling $50 million to back Bank of America's letters of credit. The Company will continue to provide such letters of credit. As part of the Revised Development Agreement, the joint venture will forego the right to receive any of the riverfront land acquired by the City, and will transfer to the City its interest in certain real property previously purchased by the joint venture and the other casino developers. Both the joint venture and Mandalay are subject to a radius restriction prohibiting them from operating additional casinos within approximately 150 miles of Detroit. Additionally, they are required to indemnify the City for up to $20 million in claims against the City in connection with the acquisition of the riverfront land and in connection with the *Lac Vieux* litigation described below.

The Company has committed to contribute 20% of the costs of the permanent facility in the form of an investment in the joint venture. The joint venture will seek to borrow any additional funds (above Mandalay's equity contribution) which may be necessary to complete the expanded permanent facility. The cost of the additional facilities (excluding land, capitalized interest and preopening expenses), is currently estimated to be $275 million. Under the Revised Development Agreement, the Company has guaranteed completion of the expanded facility and has entered into a keep-well agreement with the City that could require the Company to contribute additional funds to continue operation of the expanded facility for two years. There is no contractual limitation on the amount that the Company may be required to contribute under its completion guarantee or to keep the project operating for two years. However, based on the performance of the casino to date, the Company does not expect that these obligations will require the outlay of additional capital.

Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability and casino license to MotorCity Casino. A decision by the Sixth Circuit Court of Appeals in *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. The Michigan Gaming Control Board et al.* held that the ordinance in its current form was unconstitutional and remanded the case to the District Court. The Michigan Gaming Control Board ("MGCB") has taken the ruling of the Sixth Circuit Court of Appeals under advisement without comment. The District Court subsequently declared that the ordinance in its current form is unconstitutional and awarded the Lac Vieux Band attorneys fees and costs totaling $545,094. However, it rejected the Lac Vieux Band's request to require a rebidding of the three casino licenses. The District Court also rejected the Lac Vieux Band's request to enjoin the City of Detroit from entering into revised development agreements with the three casino developers, including MotorCity Casino. The Lac Vieux Band has appealed the District Court's decision to the Sixth Circuit Court of Appeals. Pending its decision, the Sixth Circuit Court of Appeals has issued an opinion granting the Lac Vieux Band's motion for an injunction that temporarily enjoins the City of Detroit from issuing building permits for the permanent casino facilities and temporarily enjoins the casino developers from commencing construction of the permanent casino facilities. The effect of the rulings in this case is uncertain.

The Lac Vieux Band has filed a separate action in the Gogebic County, Michigan, Circuit Court entitled *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. Michigan Gaming Control Board,* in which the Lac Vieux Band has requested the Circuit Court to enter an order requiring the MGCB to revoke the casino licenses issued to the three Detroit casinos, including MotorCity Casino. The action has been stayed pending the resolution by the Sixth Circuit Court of Appeals of the Lac Vieux Band's appeal of the District Court decision referenced above.

In a separate action, on February 13, 2002, John Ren filed suit in the Circuit Court of Wayne County, Michigan, against the Detroit joint venture and the other two casino operators in Detroit. The plaintiff purports to represent himself and a class consisting of all persons who lost money and/or incurred debts that remain unpaid at any of the three Detroit casinos. Relying on the Sixth Circuit Court of Appeals' *Lac Vieux* decision, the plaintiff alleges that the three casinos have been operating illegally and continue to do so. The relief sought by the plaintiff includes an injunction to restrain the three casinos from remaining open until properly licensed, compensatory damages, and disgorgement of all profits "unjustly obtained." The court dismissed this action on the basis that the plaintiff should first seek relief from the MGCB. The plaintiff has filed a claim with the MGCB, which is still pending. The joint venture continues to operate MotorCity Casino.

Any future adverse ruling by the courts in the above lawsuits or other lawsuits, or any adverse ruling by the MGCB could affect the joint venture's operation of its current facility, as well as its ability to retain its certificate of suitability and casino license for its expanded permanent facility. No assurance can be given regarding the timing or outcome of any of these proceedings.

The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

Note 18. SUBSEQUENT EVENTS

CONVERTIBLE SENIOR DEBENTURES

On March 21, 2003, the Company issued $350 million principal amount of floating-rate convertible senior debentures due 2033 ("convertible debentures"). An additional $50 million principal amount of the convertible debentures were issued on April 2, 2003, pursuant to an option granted to the initial purchasers. The convertible debentures bear interest at a floating rate equal to 3-month LIBOR (reset quarterly) plus 0.75%, subject to a maximum of 6.75%. The convertible debentures also provide for the payment of contingent interest if the average market price of the convertible debentures reaches a certain threshold. The convertible debentures provide for an initial base conversion price of $57.30 per share, reflecting a conversion premium of 100% over Mandalay's closing stock price of $28.65 on March 17, 2003. The proceeds of the offering were used to repay borrowings under the Company's revolving credit facility.

Each convertible debenture will be convertible into shares of Mandalay's common stock (i) during any calendar quarter beginning after June 30, 2003, if the closing price of Mandalay's common stock is more than 120% of the base conversion price for at least 20 of the last 30 trading days of the preceding calendar quarter; (ii) if a credit rating assigned to the convertible securities falls below a specified level; (iii) if the Company takes certain corporate actions; or (iv) if the Company calls the convertible debentures for redemption. If the securities are converted, holders will receive 17.452 shares per convertible debenture, or an aggregate of 7.0 million shares of Mandalay common stock. In addition, if at the time of conversion the market price of Mandalay's common stock exceeds the then-applicable base conversion price, holders will receive up to an additional 14.2789 shares of Mandalay's common stock per convertible debenture, as determined pursuant to a specified formula, or up to an additional 5.7 million shares in the aggregate.

The Company may redeem all or some of the convertible debentures for cash at any time on or after March 21, 2008, at their accreted principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At the option of the holders, the Company may be required to repurchase the convertible securities on the 5th, 10th, 15th, 20th and 25th anniversaries of their issuance, at their accreted principal amount plus accrued and unpaid interest, if any, to, but excluding, the purchase date. The Company may choose to pay the purchase price in cash, shares of Mandalay common stock or any combination thereof.

EQUITY FORWARD AGREEMENTS

On March 31, 2003, the Company settled the equity forward agreements discussed in Note 16. Pursuant to this settlement, the Company paid $100 million notional amount to Bank of America in exchange for the remaining 3.3 million shares of Mandalay common stock held by Bank of America. The settlement was funded under the Company's revolving credit facility. The acquired shares will be included in treasury stock.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Mandalay Resort Group:

We have audited the accompanying consolidated balance sheets of Mandalay Resort Group and subsidiaries (the "Company") as of January 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2003. Our audits also included the consolidated financial statement schedule listed in the index at Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Elgin Riverboat Resort-Riverboat Casino, owner of Grand Victoria Casino, the Company's investment in which is accounted for by use of the equity method. The Company's equity of $249,040,000 and $251,022,000 in the Grand Victoria Casino's net assets as of January 31, 2003 and 2002, respectively, and of $48,998,000, $63,564,000 and $58,856,000 in that entity's net income for each of the three years in the period ended January 31, 2003 are included in the accompanying financial statements. The financial statements of Grand Victoria Casino were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mandalay Resort Group and subsidiaries as of January 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 10 and Note 4, respectively, to the consolidated financial statements, the Company adopted Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133, as of February 1, 2001, and adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of February 1, 2002.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
March 6, 2003, except for Note 18, as to which the date is April 2, 2003

MANAGEMENT'S REPORT *on* FINANCIAL STATEMENTS

The Company is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the financial statements present fairly the Company's financial position, results of operations and cash flows in conformity with Accounting Principles Generally Accepted in the United States. In preparing its financial statements, the Company is required to include amounts based on estimates and judgments which management believes are reasonable under the circumstances.

The Company maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal audit staff.

The Board of Directors fulfills its responsibility for the Company's financial statements through its audit committee, which is composed solely of directors who are not Company officers or employees. The audit committee meets from time to time with the independent public accountants, management and the internal auditors. The independent public accountants have direct access to the audit committee, with or without the presence of management representatives.

INVESTOR INFORMATION

COMPANY DESCRIPTION

Mandalay Resort Group is in the business of destination entertainment, with a core strength in casino gaming. The Company's asset base, operating cash flow, profit margin, multiple markets and number of customers rank it as a gaming industry leader. In Nevada, Mandalay is prominent in the three regional markets – Las Vegas, Reno and Laughlin. Its Las Vegas properties include Mandalay Bay, Luxor, Excalibur, Circus Circus-Las Vegas and Slots-A-Fun, as well as a 50% interest in Monte Carlo. In Reno, the Company owns Circus Circus-Reno and a 50% interest in Silver Legacy; and in Laughlin, it owns the Colorado Belle and Edgewater. Also in Nevada, the Company owns Gold Strike and Nevada Landing in Jean and Railroad Pass in Henderson. Mandalay has a 50% interest in and operates Grand Victoria in Elgin, Illinois, while in Mississippi it owns Gold Strike Casino Resort. In Detroit, Michigan, the Company owns a 53.5% interest in MotorCity Casino.

DIVIDEND POLICY

Mandalay has not paid a cash dividend, instead using available cash flow to invest in new projects or purchase shares of its common stock. Mandalay has a policy of periodic share purchase, as cash flows, borrowing capacity and market conditions warrant.

STOCK LISTING

The common stock of Mandalay Resort Group is listed on the New York Stock Exchange and the Pacific Exchange under the symbol MBG. Stockholders of record on April 28, 2003: 2,775.

ANNUAL MEETING

The annual meeting of stockholders of Mandalay Resort Group will be held Thursday, June 26, 2003 at 10:30 a.m. Las Vegas time at Mandalay Bay Resort and Casino, 3950 Las Vegas Boulevard South, Las Vegas, Nevada. Record date for the meeting is April 28, 2003.

INDEPENDENT AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT AND REGISTRAR

For changes of address and inquiries related to stock certificates:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Tel.1-800-468-9716
Website: www.wellsfargo.com/shareownerservices

WEBSITES

Visit the websites for our various properties through our corporate website located at *www.mandalayresortgroup.com.*

INVESTOR COMMUNICATIONS

Glenn Schaeffer
President and Chief Financial Officer
3950 Las Vegas Blvd. South
Las Vegas, Nevada 89119
Tel. (702) 632-6708

Les Martin
Vice President and Chief Accounting Officer
3950 Las Vegas Blvd. South
Las Vegas, Nevada 89119
Tel. (702) 632-6820

FORM 10-K

Mandalay Resort Group's Fiscal 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided without charge to security holders upon their written request. Mandalay also makes its periodic reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, available free of charge on its Internet website as soon as reasonably practicable after they are filed with, or forwarded to, the Securities and Exchange Commission. See "Websites" and "Investor Communications."

SAFE HARBOR PROVISION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, leverage and debt service (including sensitivity to fluctuation in interest rates), domestic and global economic conditions, changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions), the future growth of Native American gaming, particularly in California, applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations), and our ability to attract and retain key personnel. If one or more of the assumptions underlying our forward-looking statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements contained in this Annual Report. Therefore, we caution you not to place undue reliance on our forward-looking statements. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

INVESTOR INFORMATION

STOCK PRICES

Common Stock Prices	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2003 – High	$37.00	$36.74	$35.30	$31.70
– Low	25.95	23.19	26.05	25.12
Fiscal 2002 – High	$23.95	$27.89	$25.60	$27.39
– Low	18.79	23.35	13.90	16.16

SELECTED QUARTERLY FINANCIAL INFORMATION

	Fiscal year ended January 31, 2003				
(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenue	$610,597	$603,659	$595,635	$544,227	$2,354,118
Income from operations	146,594	108,538	116,383	80,791	452,306
Income before income tax	79,442	47,217	52,575	16,100	195,334
Net income	48,858	29,334	33,220	4,191	115,603
Basic earnings per share	$ 0.71	$ 0.43	$ 0.49	$ 0.06	$ 1.71
Diluted earnings per share	$ 0.68	$ 0.41	$ 0.47	$ 0.06	$ 1.65

	Fiscal year ended January 31, 2002				
(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenue	$637,836	$614,407	$580,511	$515,758	$2,348,512
Income from operations	138,104	111,540	100,349	1,067	351,060
Income (loss) before income tax	75,095	48,508	36,377	(66,974)	93,006
Net income (loss)	47,362	30,527	23,311	(48,156)	53,044
Basic earnings (loss) per share	$ 0.62	$ 0.41	$ 0.33	$ (0.68)	$ 0.73
Diluted earnings (loss) per share	$ 0.61	$ 0.40	$ 0.32	$ (0.66)	$ 0.71

DIRECTORS *and* OFFICERS

DIRECTORS

WILLIAM E. BANNEN, M.D.
Vice President Health Care Management
Nevada Anthem Blue Cross Blue Shield

ARTHUR H. BILGER
Managing Member
Shelter Capital Partners LLC (a venture capital firm)

MICHAEL S. ENSIGN
Chairman of the Board, Chief Executive Officer
and Chief Operating Officer
Mandalay Resort Group

MICHAEL D. MCKEE
Vice Chairman and Chief Operating Officer
The Irvine Company (a real estate development and investment company)

ROSE MCKINNEY-JAMES
President
Energy Works Consulting

DONNA B. MORE
President
More Law Group P.C.

HAROLD J. PHILLIPS
Partner
Moss Adams LLP (a public accounting firm)

WILLIAM A. RICHARDSON
Vice Chairman of the Board
Mandalay Resort Group

GLENN SCHAEFFER
President, Chief Financial Officer and Treasurer
Mandalay Resort Group

OFFICERS

MICHAEL S. ENSIGN
Chairman of the Board, Chief Executive Officer and
Chief Operating Officer

WILLIAM A. RICHARDSON
Vice Chairman of the Board

GLENN SCHAEFFER
President, Chief Financial Officer and Treasurer

YVETTE LANDAU
Vice President, General Counsel and Secretary

LES MARTIN
Vice President and Chief Accounting Officer

DIVERSITY COMMITTEE

As one of the leaders in the gaming industry, we maintain a workplace that is inclusive of all genders, races, cultures and personal abilities. For this reason, we have formed a Diversity Committee that will oversee strategic initiatives that promote opportunity throughout the company.

The Diversity Committee is composed of key decision makers in our company. A mission of the committee is to align our business practices with our diversity initiatives to improve the roles of minorities, women and the disabled. The Diversity Committee reports to both our board of directors and our senior management team.

We believe that diversity, as a policy, contributes to employee morale, customer satisfaction and better relationships with the companies with which we do business. It also serves the communities where we have a presence.

LOCATIONS

CIRCUS CIRCUS HOTEL/CASINO-LAS VEGAS
P.O. Box 14967
Las Vegas, NV 89114-4967
Reservations: 1-800-634-3450

CIRCUS CIRCUS HOTEL/CASINO-RENO
P.O. Box 5880
Reno, NV 89513-5880
Reservations: 1-800-648-5010

COLORADO BELLE HOTEL/CASINO
P.O. Box 77000
Laughlin, NV 89028-7000
Reservations: 1-800-458-9500

EDGEWATER HOTEL/CASINO
P.O. Box 30707
Laughlin, NV 89028-0707
Reservations: 1-800-677-4837

EXCALIBUR HOTEL/CASINO
P.O. Box 96778
Las Vegas, NV 89193-6778
Reservations: 1-800-937-7777

GOLD STRIKE CASINO RESORT
P.O. Box 459
Robinsonville, MS 38664
Reservations: 1-888-245-7829

GOLD STRIKE HOTEL/CASINO
P.O. Box 19278
Jean, NV 89019
Reservations: 1-800-634-1359

LUXOR HOTEL/CASINO
P.O. Box 98640
Las Vegas, NV 89193-8640
Reservations: 1-800-288-1000

MANDALAY BAY RESORT & CASINO
P.O. Box 98880
Las Vegas, NV 89193-8880
Reservations: 1-877-632-7000

NEVADA LANDING HOTEL/CASINO
P.O. Box 19278
Jean, NV 89019
Reservations: 1-800-628-6682

RAILROAD PASS HOTEL/CASINO
2800 S. Boulder Highway
Henderson, NV 89015
Reservations: 1-800-654-0877

SLOTS-A-FUN CASINO
P.O. Box 14967
Las Vegas, NV 89114-4967

*GRAND VICTORIA RIVERBOAT CASINO
250 S. Grove
Elgin, IL 60120

*MONTE CARLO HOTEL/CASINO
3770 Las Vegas Blvd. South
Las Vegas, NV 89109
Reservations: 1-800-311-8999

*MOTORCITY CASINO
2901 Grand River Ave.
Detroit, MI 48201

*SILVER LEGACY HOTEL/CASINO
P.O. Box 3920
Reno, NV 89505
Reservations: 1-800-687-8733

*a joint venture property



MANDALAY RESORT GROUP 3950 Las Vegas Boulevard South Las Vegas, Nevada 89119 (702) 632-6700
www.mandalayresortgroup.com